
10010289


SEC MAIL
PROCESSING
RECEIVED
APR 02 2010
WASH. D.C.
200
SECTION


Potlatch®

1-32729

POTLATCH CORPORATION

ANNUAL MEETING OF STOCKHOLDERS

MAY 3, 2010

NOTICE OF ANNUAL MEETING

AND

PROXY STATEMENT


Potlatch

Potlatch Corporation

601 West First Ave., Suite 1600
Spokane, Washington 99201

April 2, 2010

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Potlatch Corporation will be held at The Spokane Club (Downtown), 1002 W. Riverside Avenue, Spokane, Washington 99201, on Monday, May 3, 2010, at 9:00 a.m. local time.

We are holding this meeting to:

- elect three directors to the Potlatch Corporation Board of Directors;
- ratify the appointment of KPMG LLP as our independent auditors for 2010; and
- transact any other business that properly comes before the meeting.

Your Board of Directors has selected March 22, 2010, as the record date for determining stockholders entitled to notice of the meeting and to vote at the meeting and at any adjournment or postponement.

Potlatch's proxy statement, proxy card or voting instruction form, and Potlatch's 2009 Annual Report, are being distributed to stockholders on or about April 2, 2010. Your vote is important, so please vote your shares promptly. **To vote your shares, please refer to the instructions on the enclosed proxy card or voting instruction form, or review the section titled "*Voting*" beginning on the first page of the accompanying proxy statement.**

By Order of the Board of Directors,

JANE E. CRANE
Corporate Secretary

TABLE OF CONTENTS

ANNUAL MEETING INFORMATION

This proxy statement and the enclosed proxy card are being furnished to stockholders of Potlatch Corporation in connection with the solicitation of proxies by our Board of Directors for use at the 2010 Annual Meeting of Stockholders, which is described below. We expect to mail this proxy statement, the Notice of Meeting, and the form of proxy enclosed, on or about April 2, 2010.

Date, time and place of the meeting
The 2010 Annual Meeting of Stockholders will be held on Monday, May 3, 2010, at 9:00 a.m., local time, at The Spokane Club (Downtown), 1002 W. Riverside Avenue, Spokane, Washington 99201.

Purpose of the meeting
The purpose of the meeting is to vote upon the election of three directors to our Board and the ratification of the appointment of KPMG LLP as our independent auditors for 2010.

Recommendation of the Board of Directors
Our Board unanimously recommends that you vote **FOR** each director nominee and **FOR** the ratification of the appointment of KPMG LLP as our independent auditors for 2010.

Who may vote
Stockholders who owned common stock at the close of business on March 22, 2010, the record date for the Annual Meeting, may vote at the meeting. For each share of common stock held, stockholders are entitled to one vote for as many separate nominees as there are directors to be elected and one vote on any other matter presented.

Proxy solicitation
Certain of our directors, officers and employees and our proxy solicitor, D.F. King & Co., also may solicit proxies on our behalf by mail, phone, fax, email or in person. We will bear the cost of the solicitation of proxies, including D.F. King's fee of $10,500 plus out-of-pocket expenses, and we will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses to forward our proxy materials to the beneficial owners of Potlatch stock. No additional compensation will be paid to our directors, officers or employees who may be involved in the solicitation of proxies.

Tabulation of votes—Inspector of Election
Our transfer agent, Mellon Investor Services LLC, will act as the inspector of election at the Annual Meeting and we will reimburse reasonable charges and expenses related to the tabulation of votes.

Voting
You may vote your shares in one of several ways, depending upon how you own your shares.

Shares registered directly with Potlatch (in your name):

- Via Internet: Go to www.proxyvoting.com/pch and follow the instructions. You will need to enter the Holder Account Number and Proxy Access Number printed on the enclosed proxy card.
- By Telephone: Call toll-free 1-866-540-5760 and follow the instructions. You will need to enter the Holder Account Number and Proxy Access Number printed on the enclosed proxy card.
- In Writing: Complete, sign, date and return the enclosed proxy card in the envelope provided, or provide it or a ballot distributed at the Annual Meeting directly to the inspector of election at the Annual Meeting when instructed.

Shares held in a Potlatch 401(k) Savings Plan (through Mercer Trust Company):

- Via Internet: If you are a participant in the Potlatch Hourly 401(k) Plan or the Potlatch Salaried 401(k) Plan, go to www.proxyvoting.com/pch and follow the instructions. You will need to enter the Control Number printed on the enclosed voting instruction form.
- By Telephone: Call toll free 1-866-540-5760 and follow the instructions. You will need to enter the Control Number printed on the enclosed voting instruction form.
- In Writing: Complete, sign, date and return the enclosed proxy card in the envelope provided. To vote in person at the Annual Meeting, you must obtain a proxy, executed in your favor, from the holder of record.

Shares held in "street" or "nominee" name (through a bank, broker or other nominee):

- You may receive a separate voting instruction form with this proxy statement from your bank, broker or nominee, or you may need to contact your bank, broker or nominee to determine whether you will be able to vote electronically using the Internet or telephone. To vote in person at the Annual Meeting, you must obtain a proxy, executed in your favor, from the holder of record.
- If you are the beneficial owner of shares held in "street name" by a broker, then the broker must vote those shares in accordance with your instructions. If you do not give instructions to the broker, then your broker can vote your shares for "discretionary" items, but cannot vote your shares for "non-discretionary" items. On "non-discretionary" items for which you do not give voting instructions, the shares will be treated as "broker non-votes."
- The election of directors is a "non-discretionary" item. This means that the election of directors may not be voted upon by your broker if you do not give voting instructions for the shares held on your behalf.
- The ratification of the appointment of KPMG LLP as our independent auditors for 2010 is a "discretionary" item. This means that this proposal may be voted upon by your broker if you do not give voting instructions for the shares held on your behalf.

If you return your proxy card by mail or vote via the Internet or by telephone but do not select a voting preference, the individuals named as proxies on the enclosed proxy card or voting instruction form will vote your shares **FOR** the election of the three nominees for director identified in this proxy statement and **FOR** the ratification of the appointment of KPMG LLP as our independent auditors for 2010. If you have any questions or need assistance in voting your shares, please contact D.F. King & Co., toll-free at 1-800-697-6975.

Revoking your proxy

If you are a stockholder of record, you may revoke your proxy at any time before the Annual Meeting by giving our Corporate Secretary written notice of your revocation or by submitting a later-dated proxy, and you may revoke your proxy at the Annual Meeting by voting by ballot. Attendance at the meeting, by itself, will not revoke a proxy. If shares are registered in your name, you may revoke your proxy by telephone by calling 1-866-540-5760 and following the instructions or via the Internet by going to www.proxyvoting.com/pch and following the instructions.

If your shares are held in a Potlatch 401(k) Savings Plan (through Mercer Trust Company), you may revoke your proxy by telephone by calling 1-866-540-5760 and following the instructions or via the Internet by going to www.proxyvoting.com/pch and following the instructions. If you are a stockholder whose shares are held in "street" or "nominee" name, you may revoke your voting instructions by informing the bank, broker or other nominee in accordance with that entity's procedures for revoking your voting instructions.

Quorum

On March 22, 2010, the record date, we had 39,950,592 shares of common stock outstanding. Voting can take place at the Annual Meeting only if stockholders owning a majority of the total number of shares outstanding on the record date are present either in person or by proxy. Abstentions and broker non-votes will both be treated as present for purposes of determining the existence of a quorum.

Votes needed
The affirmative vote of a majority of the common stock present in person or by proxy at the Annual Meeting and entitled to vote is required to elect each of the nominees for director and to approve the ratification of the appointment of KPMG LLP as our independent auditors for 2010. The inspector of election will tabulate affirmative and negative votes, abstentions and broker non-votes. Abstentions will have the same effect as negative votes. Broker non-votes will not be counted in determining the number of shares entitled to vote.

Majority Vote Standard in Uncontested Director Elections
We have adopted majority voting procedures for the election of directors in uncontested elections. In an uncontested election, each nominee is elected by the vote of a majority of the voting power of the capital stock issued and outstanding, present in person or by proxy and entitled to vote for the election of directors. As provided in our bylaws, an "uncontested election" is one in which the number of nominees equals the number of directors to be elected in such election.

The Board may nominate or elect as a director only persons who agree to tender, promptly following his or her election or re-election to the Board, an irrevocable resignation that will be effective upon (i) the failure of the candidate to receive the required vote at the next annual meeting at which he or she faces re-election and (ii) the acceptance by the Board of such resignation. If an incumbent director fails to receive the required vote for re-election in an uncontested election, the Nominating and Corporate Governance Committee determines whether such director's resignation should be accepted and makes a recommendation to the Board, which makes the final determination whether to accept the resignation. The Board must publicly disclose its decision within 90 days from the date of certification of the election results. If a director's resignation is accepted by the Board, then the Board may fill the resulting vacancy or may decrease the size of the Board.

Annual Meeting attendance
We cordially invite and encourage all of our stockholders to attend the Annual Meeting. Persons who are not stockholders may attend only if invited by us. If you own shares in "street" or "nominee" name, you must bring proof of ownership (for example, a current broker's statement) in order to be admitted to the meeting.

Other matters presented at the Annual Meeting
We do not expect any matters, other than those included in this proxy statement, to be presented at the 2010 Annual Meeting. If other matters are presented, the individuals named as proxies on the enclosed proxy card will have discretionary authority to vote your shares on such matters.

Directions to the Annual Meeting
If you need directions to the Annual Meeting, please contact D.F. King & Co., toll-free at 1-800-697-6975.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 3, 2010. This proxy statement and the 2009 Annual Report to Shareholders are available at http://bnymellon.mobular.net/bnymellon/pch.

CORPORATE GOVERNANCE

Corporate Governance Guidelines; Corporate Conduct and Ethics Code
Our Board of Directors and management operate within our comprehensive plan of corporate governance that defines our Board's and executives' responsibilities, sets high standards for their professional and personal conduct, and provides for monitoring of their compliance with those responsibilities and other legal standards. Our Board has adopted Corporate Governance Guidelines, or Governance Guidelines, which provide standards and practices of corporate governance that we have designed to help contribute to our success and to assure public confidence in our company. In addition, all committees of the Board operate under charters that describe the responsibilities and practices of each committee.

We have adopted a Corporate Conduct and Ethics Code, or Ethics Code, which provides ethical standards and policies that apply to all of our directors, officers and employees. Our Ethics Code requires that our directors, officers and employees avoid conflicts of interest, comply with laws and other legal requirements, conduct business honestly and ethically, provide full and accurate reporting to us, and otherwise act with integrity and in our best interests. We have also established procedures so that complaints regarding our accounting and auditing matters, conflicts of interests, securities violations and other matters can be submitted confidentially and anonymously. See *"Communications with Directors"* below.

Copies of the Ethics Code and the Governance Guidelines are available for downloading or printing by going to our public web site at *www.potlatchcorp.com*, and selecting "Investor Resources," then "Corporate Governance," and then selecting the appropriate link.

You can also obtain a printed copy of any of the materials referred to above by contacting us at the following address:

Potlatch Corporation
Attention: Corporate Secretary
601 West First Ave., Suite 1600
Spokane, Washington 99201
Telephone: (509) 835-1500

Director Independence
The role of our Board is to oversee and provide policy guidance on our business and affairs. The Board believes that it will best serve our stockholders if the majority of its members are independent. As of March 22, 2010, our Board had nine members, eight of whom are outside (non-employee) directors. Our remaining member is Michael J. Covey who serves as our Chairman, President and Chief Executive Officer.

With the exception of Mr. Covey, the Board has determined that none of our directors or their immediate family members have a material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with us), and none of our directors or their immediate family members are employees of our independent registered public accounting firm, KPMG LLP. All are independent within the meaning of the New York Stock Exchange, or NYSE, corporate governance standards and our Director Independence Policy, a copy of which can be found on our public web site by going to *www.potlatchcorp.com*, and selecting "Investor Resources," and then "Corporate Governance," and then "Board of Directors."

Board Leadership Structure
Mr. Covey is our President and Chief Executive Officer, and also serves as the Chairman. John S. Moody is the Lead Director of our Board and acts as lead director of the independent Board members when the Chair is a non-independent director, as is currently the case. At each of its in-person meetings and, as necessary, telephonic meetings, the Board meets in executive session without members of management present. Mr. Moody, as Lead

Director of our Board, presides over these executive sessions. Each committee of the Board, except for the Finance Committee, also schedules an executive session without members of management present for every in-person meeting and, as necessary, at telephonic meetings.

The Lead Director's principal responsibility is to contribute to the independence of the Board in the discharge of its responsibilities. The Lead Director also performs the duties and exercises the powers customarily performed by the Chairman, at either the request of, or in the absence or disability of, the Chairman. Beginning in 2010, the Lead Director also consults with the Chairman in the development of meeting agendas.

We have determined that the leadership structure of our Board, in particular having Mr. Covey serve as the Chairman and Mr. Moody serve as the Lead Director, is appropriate because it allows the Board's meeting agendas to be established, in consultation with an independent director, by an individual with a deep understanding of our business and operations. Given the size of the Board and the scope of our business, Mr. Covey's insight into our business relative to his role as Chairman enables him to facilitate the Board's oversight role, while Mr. Moody's participation in the agenda setting process, together with his presiding over executive sessions, contributes to the independence of the Board in the discharge of its responsibilities.

Risk Oversight

In accordance with NYSE requirements and pursuant to its charter, the Audit Committee provides oversight on matters relating to accounting, financial reporting, internal controls, auditing, legal and regulatory compliance activities and other matters as the Board deems appropriate. In carrying out its responsibilities, the Audit Committee oversees the appointment or replacement and compensation of personnel involved in the internal audit function to provide ongoing assessments of the company's risk management processes and system of internal controls. The Internal Audit Director reports to the Audit Committee. The Audit Committee reviews with the Internal Audit Director the scope and plan of the work to be done by the internal audit function and the results of such work.

The Audit Committee also:

- establishes procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters,
- establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters,
- discusses with the company's General Counsel any significant legal, compliance or regulatory matters that may have a material effect on the financial statements or the company's business, financial statements or compliance policies, including material notices to or inquiries received from governmental agencies,
- discusses the company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including discussing the guidelines and policies to govern the process by which management assesses and manages the company's exposure to risk, and
- reviews with the Board any issues that arise with respect to the quality or integrity of the company's financial statements, the company's compliance with legal or regulatory requirements, the performance and independence of the company's independent auditors, or the performance of the internal audit function.

The Audit Committee meets at least quarterly with the Internal Audit Director and other members of management. Each year, the Audit Committee receives a report on risk management, including management's assessment of risk exposures (including risks related to liquidity, credit, operations and regulatory compliance, among others), and the processes in place to monitor and control such exposures. The Audit Committee may also receive updates between meetings from the Chief Executive Officer relating to risk oversight matters. In addition, at least annually, the Chief Financial Officer and Independent Audit Director make a presentation on risk management to the Audit Committee.

In addition, in 2010 the company formed a risk management committee comprised of members of management that will report from time to time to the Board regarding the company's risks and risk management process.

Board Meetings
During 2009, the Board met five times. Each director attended all Board and applicable Committee meetings. The Board does not have a policy requiring director attendance at annual meetings of the stockholders. One of our directors attended the 2009 Annual Meeting of Stockholders.

Communications with Directors
Stockholders may contact our non-management directors by email or by regular mail, as follows:

Email: non-managementdirectors@potlatchcorp.com

Mail: Lead Director or Non-Management Directors
c/o Corporate Secretary
Potlatch Corporation
601 West First Ave., Suite 1600
Spokane, WA 99201

All communications received will be processed by the Corporate Secretary. We forward all communications to the intended non-management director or directors. The Lead Director of the Board of Directors is responsible for facilitating an appropriate response. These procedures can also be viewed by going to our public web site at *www.potlatchcorp.com*, and selecting "Investor Resources," then "Corporate Governance," and then "Board of Directors."

Our Audit Committee has established procedures to address complaints and concerns about our accounting, internal controls and auditing matters for two different groups: (1) employees, who receive confidential and anonymous treatment; and (2) third parties (such as competitors, vendors and consumers), who are not entitled to confidential and anonymous treatment. All complaints and concerns are directed through an independent, third-party hotline provider and are routed directly to the Chair of the Audit Committee. The procedures and hotline numbers are available by going to our public web site at *www.potlatchcorp.com*, and selecting "Investor Resources," then "Corporate Governance," and then "Hotlines."

Nominees for Director
Our Nominating and Corporate Governance Committee, or Nominating Committee, is responsible for identifying, evaluating, recruiting and recommending qualified candidates to our Board for nomination or election. The Board nominates directors for election at each annual meeting of stockholders, and elects new directors to fill vacancies if they occur.

Our Board strives to find directors who are experienced and dedicated individuals with diverse backgrounds, perspectives and skills. Our Governance Guidelines contain membership criteria that call for candidates to be selected for their ability to act on behalf of all stockholders and their character, judgment, business acumen and diversity of experience, backgrounds, perspective and skills. With respect to a candidate's diversity of backgrounds, perspective and skills, the Board is particularly interested in maintaining a mix of directors that includes the following backgrounds:

- active or retired chief executive officers and senior executives,
- members of boards of directors of other public companies,
- individuals with real estate investment and development experience,
- individuals with substantial finance, operational, accounting, legal or marketing experience, and
- individuals with executive-level experience with manufacturing companies.

In addition, we expect each director to be committed to enhancing stockholder value and to have sufficient time to effectively carry out his or her duties as a director. Our Nominating Committee also seeks to ensure that a majority of our Board members are independent under NYSE rules, as required by our Governance Guidelines, and that at least one Board member meets the criteria for an "audit committee financial expert" under Securities and Exchange Commission, or SEC, rules.

Prior to each annual meeting of stockholders, our Nominating Committee identifies director nominees first by evaluating the current directors whose terms will expire at the annual meeting and who are willing to continue in service. These candidates are evaluated based on the criteria described above, the candidate's prior service as a director, and the needs of the Board for any particular talents and experience. If a director no longer wants to continue in service, the Nominating Committee decides not to re-nominate the director, or if a vacancy is created on the Board because of a resignation or an increase in the size of the Board or other event, then the Nominating Committee considers various candidates for Board membership, including those suggested by the Nominating Committee members, by other Board members, by any director search firm engaged by the Nominating Committee and by our stockholders.

A stockholder who wishes to recommend a prospective nominee to the Board for consideration by the Nominating Committee should notify our Corporate Secretary in writing at our principal office. Such notice must be delivered to our offices by the deadline relating to stockholder proposals to be considered for inclusion in our proxy materials, as described under *"General Information – Stockholder Proposals for 2011"* below. Each notice must include the information about the stockholder and the prospective nominee, which must be updated as necessary, as would be required if the stockholder were nominating a person to the Board under our Bylaws, including the following information:

- the name and address of the stockholder,
- the shares of Potlatch common stock owned by the stockholder or the prospective nominee, and a description of any derivative or short positions or similar hedging transactions with respect to Potlatch's common stock held by the stockholder or the prospective nominee,
- a description of any arrangements to which the stockholder is a party with respect to the nomination of the prospective nominee,
- the name, age, business address and residence address of the prospective nominee,
- the principal occupation of the prospective nominee,
- a statement whether the prospective nominee, if elected, intends to tender an irrevocable resignation effective upon (i) his or her failure to receive the required vote for re-election and (ii) acceptance of such resignation by the Board,
- a description of all compensation and other relationships during the past three years between the stockholder and the prospective nominee,
- any other information relating to the prospective nominee or stockholder required to be disclosed pursuant to Section 14 of the Exchange Act, and
- the prospective nominee's written consent to serve as a director if elected.

Potlatch may require any prospective nominee recommended by a stockholder to furnish such other information as may reasonably be required by Potlatch to determine the eligibility of such person to serve as an independent director or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such person.

The foregoing is only a summary of the detailed requirements set forth in our Bylaws regarding director nominations by stockholders. A copy of our Bylaws is available for downloading or printing by going to our public web site at *www.potlatchcorp.com*, and selecting "Investor Resources," and then "Corporate Governance."

Committees of the Board

Our Board currently has four standing committees, as described below. The current charters of each of these committees are available on our public web site at *www.potlatchcorp.com*, by selecting "Investor Resources," and then "Corporate Governance." You can also obtain a printed copy of any of the committee charters by contacting us at the following address: Potlatch Corporation, Attention: Corporate Secretary, 601 West First Ave., Suite 1600, Spokane, Washington 99201, Telephone: (509) 835-1500.

The following table shows the membership of each Committee as of March 22, 2010:

Name	Audit Committee	Executive Compensation and Personnel Policies Committee	Finance Committee	Nominating and Corporate Governance Committee
Michael J. Covey			X	
Boh A. Dickey	X(Chair)		X	
William L. Driscoll			X	X
Ruth Ann M. Gillis	X	X(Chair)	X	
Jerome C. Knoll	X	X		
John S. Moody		X	X	
Lawrence S. Peiros		X		X
Gregory L. Quesnel	X	X	X(Chair)	X
Judith M. Runstad		X		X(Chair)

Audit Committee

Our Audit Committee consists of four outside (non-employee) directors, and is responsible for assisting the Board in its oversight of our accounting, financial reporting and internal control matters, including monitoring our compliance with the tax and other rules pertaining to real estate investment trusts (REITs). In accordance with NYSE requirements and pursuant to its charter, the Audit Committee also provides risk oversight as described above under the heading *"Risk Oversight."* The Audit Committee has sole authority to retain, compensate and terminate our independent registered public accounting firm and our Internal Audit Director. In addition, the Audit Committee oversees and administers our Related Person Transactions Policy described below under the heading *"Transactions with Related Persons."* The Committee has appointed KPMG LLP as our independent registered public accounting firm and pre-approves its audit fees and non-audit services and fees in accordance with criteria adopted by the Committee.

Our Board has determined that all members of our Audit Committee are independent within the meaning of the NYSE listing standards and our Director Independence Policy, and that all members are "financially literate." The Board also has determined that Committee Chair Boh A. Dickey is an "audit committee financial expert" as defined by SEC rules.

Our Audit Committee met nine times in 2009. See *"Audit Committee Report"* in this proxy statement for a description of the Committee's activities during 2009.

Executive Compensation and Personnel Policies Committee

Our Executive Compensation and Personnel Policies Committee, or Compensation Committee, consists of six outside (non-employee) directors, all of whom are independent within the meaning of the NYSE listing standards and our Director Independence Policy. The Compensation Committee oversees our executive compensation and benefits programs and general personnel policies and practices for our executives. It also helps determine our management succession planning, and annually reviews the performance of our Chief Executive Officer. In addition, the Compensation Committee reviews the "Compensation Discussion and

Analysis" contained in this proxy statement and recommends its inclusion in the proxy statement to the full Board for approval. See *"Compensation Discussion and Analysis"* in this proxy statement for a discussion of the Committee's role in setting executive compensation.

Our Compensation Committee met four times in 2009.

Finance Committee

Our Finance Committee reviews and makes recommendations to the Board with respect to financings and other financial matters and acts based on the Board's delegation of authority with respect to specific financing transactions. The Committee consists of six directors—five outside (non-employee) directors and our Chairman, Michael J. Covey, who is the President and Chief Executive Officer of the company.

Our Finance Committee met three times in 2009.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee, or Nominating Committee, which consists of four outside (non-employee) directors, is responsible for identifying, evaluating, recruiting and recommending to the Board nominees for election as directors, and for developing and recommending to the Board a set of corporate governance principles and related policies. It also oversees our compensation and benefits paid to our directors.

The Board has determined that all four members of our Nominating Committee are independent within the meaning of the NYSE listing standards and our Director Independence Policy.

Our Nominating Committee met four times in 2009.

Compensation Committee Interlocks and Insider Participation

Ruth Ann M. Gillis, Jerome C. Knoll, Lawrence S. Peiros, Gregory L. Quesnel, John S. Moody and Judith M. Runstad served as members of our Compensation Committee during 2009. During 2009, all members of the Compensation Committee were outside (non-employee) directors, and none of our named executive officers served as a director or as a member of a compensation committee of any business entity employing any of our directors.

Transactions with Related Persons

Securities laws require us to disclose certain business transactions that are considered related person transactions. In order to comply with these requirements, our Audit Committee has adopted a Related Person Transactions Policy that applies to any director or executive officer of the company, any beneficial owner of more than 5% of our voting stock, any immediate family member of any of the foregoing persons, and any entity that employs any of the foregoing persons, or in which any of the foregoing persons is a general partner, principal or 10% or greater beneficial owner. Transactions covered by this policy are those in which (a) we or any of our subsidiaries participate, (b) the amount involved exceeds $120,000, and (c) any related person had, has or will have a direct or indirect material interest, as defined in the policy.

Any proposed related person transaction is reviewed by our Audit Committee at its next regularly scheduled meeting, unless our Corporate Secretary determines that it is not practicable or desirable to wait until the next scheduled meeting for review of a particular transaction, in which case the Chair of the Audit Committee has the authority to review and consider the proposed transaction. Only those transactions determined to be fair and in our best interests are approved, after taking into account all factors deemed relevant by the Audit Committee, or its Chair, as the case may be. If the Chair approves any related person transaction, then that approval is reported to the Audit Committee at its next regularly scheduled meeting. The entire policy can be viewed by going to our public web site at *www.potlatchcorp.com*, and selecting "Investor Resources," then "Corporate Governance."

There are no transactions with related persons in 2009 that require disclosure in this proxy statement or that required approval by the Audit Committee pursuant to the policy described above.

BOARD OF DIRECTORS

Our Board of Directors is divided into three classes serving staggered three-year terms. At the Annual Meeting, you and the other stockholders will elect three individuals to serve as directors until the 2013 Annual Meeting. See *"Proposal No. 1—Election of Directors."* Our Bylaws require our directors to be elected by a majority vote of the shares of common stock present or represented by proxy and entitled to vote at the Annual Meeting.

Below are the names and ages of our nine directors as of the date of this proxy statement, the year each of them became a director, their principal occupation or employment for at least the past five years, and certain of their other directorships. In addition, set forth below for each director is a description of the particular experience, qualifications, attributes or skills that led the board to conclude that the director should serve as a director for the company. If you do not select a voting preference, the persons named as proxies in the accompanying proxy will vote for the election of the nominees listed below. We have no reason to believe that any of these nominees will be unable to serve as a director. If any of the nominees becomes unable to serve, however, the persons named as proxies will have discretionary authority to vote for a substitute nominee.

Nominees for Election at this Meeting for a Term Expiring in 2013 (Class II)

Michael J. Covey (age 52) has been a director since February 2006. Our President and Chief Executive Officer since February 2006, Mr. Covey has been Chairman since January 1, 2007. Prior to joining Potlatch in February 2006, he was employed for 23 years by Plum Creek Timber Company, Inc., a real estate investment trust, where he served as Executive Vice President from August 2001 until shortly before joining Potlatch in February 2006.

As our President and Chief Executive Officer, Mr. Covey has a deep understanding of all aspects of our business and operations. Mr. Covey has a strong background in timberland real estate and forest products, with extensive executive-level experience in financial and operational management of timberlands and wood products and other manufacturing facilities. In addition, Mr. Covey also has experience managing a REIT, with an operational understanding of the requirements associated with maintaining REIT status. We believe it is appropriate that the Chief Executive Officer serve as a member of the board of directors.

Ruth Ann M. Gillis (age 55) has been a director since November 2003. Ms. Gillis is Executive Vice President and Chief Administrative and Diversity Officer of Exelon Corporation (NYSE: EXC), a publicly held energy company, a position she has held since June 2009. From January 2008 to June 2009, she was Executive Vice President of Exelon, and from October 2005 to January 2008, she was Senior Vice President of Exelon Corporation. Ms. Gillis is also President of Exelon Business Services Company, a subsidiary of Exelon Corporation, a position she has held since October 2005. From August 2004 to October 2005, she served as Executive Vice President of Commonwealth Edison, another subsidiary of Exelon Corporation, and was President of Exelon Business Services Company from November 2002 to August 2004. Ms. Gillis also serves as a director of KeyCorp (NYSE: KEY), a financial services company, and was a director of Archstone-Smith, a real estate REIT that was previously publicly traded, from 2004 until 2007.

Ms. Gillis has extensive experience with accounting and auditing matters, financing activities, cash management, financial risk management and treasury functions, having previously served as chief financial officer of Exelon Corporation. As a senior executive of a publicly held energy company, Ms. Gillis brings operational and oversight experience with respect to a variety of transactional and corporate services, including information technology, supply chain, real estate and property management, human resources and public/external affairs.

Gregory L. Quesnel (age 61) has been a director since September 2000. In 2004, Mr. Quesnel retired as President, Chief Executive Officer and a director of CNF, Inc., a supply chain logistics management company, positions he had held since May 1998. He also serves as a director of Synnex Corporation (NYSE: SNX), a business process services company, and Ross Stores, Inc. (NASDAQ: ROST), a clothing retailer.

Having served for seven years as CEO and a member of the board of directors, and seven years as CFO, of a global supply chain management company, Mr. Quesnel has extensive operational and oversight experience with regard to corporate strategic planning, mergers and acquisitions, risk management, finance, accounting, administration, technology, investor relations and procurement. Mr. Quesnel's service on the boards of two other public companies provides him additional corporate governance, leadership and oversight experience.

Directors Continuing in Office until 2011 (Class III)

Jerome C. Knoll (age 67) has been a director since December 2001. Mr. Knoll has been Chairman of the Board and Chief Executive Officer of Marathon Industries, Inc., a manufacturer and distributor of polyurethane pneumatic tires and other products, since January 2000. He also served as Vice President of Genie Industries, Inc., a manufacturer of aerial work platforms, from 1989 through December 2007 and served as its Chief Financial Officer from 1989 through April 2001.

Mr. Knoll's role as the chief executive officer and board member of a large polyurethane manufacturer and distributor provides him significant executive-level management and oversight skills and experience. Mr. Knoll has experience managing and overseeing numerous customer and distributor relationships, as well as manufacturing, supply-chain and sales logistics. Mr. Knoll also has experience with accounting and auditing matters.

John S. Moody (age 61) has been a director since September 2006. Mr. Moody is President of Parkside Capital, LLC in Houston, which is the general partner and manager of Proterra Realty Fund, LTD, a Texas real estate private equity firm. From 2004 through 2005, he served as President and Chief Executive Officer of HRO Asset Management, LLC, a real estate advisory business. Prior to that, from 2001 to 2004, Mr. Moody was President of Marsh & McLennan Real Estate Advisors, Inc., a business that directed real estate projects and transactions for Marsh & McLennan. He also serves as a director of Huron Consulting Group (NASDAQ: HURN), a publicly held integrated strategic services provider, and Hines Global REIT, Inc., a commercial real estate REIT. From 2000 to 2005, Mr. Moody served on the board of directors of Equity Office Properties Trust, and from 2004 to 2006, he served on the board of directors of CRIIMI MAE, Inc., both of which were publicly traded REITs.

Mr. Moody has substantial real estate and real estate services experience, including evaluating investment opportunities, advising on real estate acquisitions and dispositions, and managing and overseeing real estate development and properties. Mr. Moody also has extensive experience with publicly traded REITs, having previously served in executive and board roles.

Lawrence S. Peiros (age 54) has been a director since February 2003. Mr. Peiros is Executive Vice President and Chief Operating Officer for North America of The Clorox Company (NYSE: CLX), a household consumer products company. Previously, he served as Group Vice President of The Clorox Company, a position he held from February 1999.

Mr. Peiros has significant leadership, operational and risk oversight skills, as well as extensive marketing, corporate communications, product supply and research and development experience. In his position as a senior executive at a major consumer products company, Mr. Peiros also has experience overseeing major sales programs in the United States and Canada and managing various operating divisions.

Directors Continuing in Office until 2012 (Class I)

Boh A. Dickey (age 65) has been a director since July 2000. Until his retirement in 2001, Mr. Dickey was the President, Chief Operating Officer and a director of SAFECO Corporation, an insurance and financial services company. He also serves as the Chairman of the Board and a director of Clearwater Paper Corporation (NYSE: CLW).

Having previously served as the Controller and CFO of SAFECO Corporation, as well as an audit partner at a public accounting firm, Mr. Dickey has substantial financial reporting expertise as well as an understanding of internal controls. Mr. Dickey also has significant oversight and executive-level management experience, having been responsible for multiple divisions and subsidiaries at SAFECO Corporation as well as serving on the boards of directors of four public companies in the past 15 years.

William L. Driscoll (age 47) has been a director since January 2004. He is currently a partner with Pointe Group Management Company, a private commercial real estate and management company. In March 2008, Mr. Driscoll was recalled to active duty in the United States Marine Corps Reserve as a Civil Affairs officer and deployed to Afghanistan through November 2008. Mr. Driscoll also spent approximately nine months in 2006 serving in Iraq with the United States Marine Corps. Prior to that time, he was a marketing and business consultant for ID Micro, a radio frequency technology company with which he had been associated beginning in January 2005. Mr. Driscoll was Vice President of Strategic Accounts for PACCESS, a packaging solutions company, from December 2002 to December 2004.

Mr. Driscoll has extensive experience with evaluating, establishing and managing major commercial relationships such as joint ventures, with particular skills in real estate and commercial property management. In addition, Mr. Driscoll has strong strategic planning and financial analysis skills, including global purchase and supply chain management skills. He also has in-depth experience operating in the domestic and international forestry and wood products industries.

Judith M. Runstad (age 65) has been a director since March 1999. Ms. Runstad is an attorney who has served Of Counsel to Foster Pepper PLLC, a law firm, since January 1998. She was a partner of Foster Pepper PLLC from 1978-1997 and former Co-Managing Partner. She also serves as a director of Wells Fargo & Co. (NYSE: WFC), a bank holding company, and from 1990 through 2008, served as a director of SAFECO Corporation, an insurance and financial services company. She also serves on the Board of Wright Runstad & Company, a private real estate development company.

As a senior lawyer at a major U.S. law firm, Ms. Runstad has considerable experience in land use, environmental and real estate law. In addition, Ms. Runstad has valuable oversight and corporate governance experience gained from serving on two other public company boards.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF THE THREE NOMINEES FOR DIRECTOR.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table shows the number of shares beneficially owned as of March 1, 2010, by each owner of more than 5% of our common stock, each of our directors, each executive officer for whom compensation is reported in this proxy statement, and all directors and executive officers as a group. The number of shares reported is based on data provided to us by the beneficial owners of the shares. The percentage ownership data is based on 39,932,675 shares of our common stock outstanding as of March 1, 2010. Under SEC rules, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Except as noted, and subject to applicable community property laws, each owner has sole voting and investment power over the shares shown in this table.

	Amount and Nature of Common Stock Beneficially Owned				
	Number of Shares of Beneficially Owned	**Right to Acquire(1)**	**Total Shares Beneficially Owned**	**Percent of Class**	**Common Stock Units(2)**
Stockholders Owning More than 5%					
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	4,771,479(3)	n/a	4,771,479	11.95%	n/a
Longleaf Partners Small-Cap Fund Southeastern Asset Management, Inc. c/o Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119	2,930,000(4)	n/a	2,930,000	7.34%	n/a
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	2,052,285(5)	n/a	2,052,285	5.14%	n/a
Directors and Named Executive Officers					
Michael J. Covey	111,144(6)	48,385	159,529	*	30,030
Boh A. Dickey	5,500(7)	12,924	18,424	*	11,201
William L. Driscoll	376,318(8)	—	376,318	*	12,401
Ruth Ann M. Gillis	3,038	1,680	4,718	*	23,404
Jerome C. Knoll	34,519(9)	—	34,519	*	11,201
John S. Moody	10,000	—	10,000	*	8,789
Lawrence S. Peiros	3,750(10)	8,616	12,366	*	11,201
Gregory L. Quesnel	2,888	21,540	24,428	*	11,201
Judith M. Runstad	12,161(11)	2,154	14,315	*	11,201
Eric J. Cremers	26,251(12)	3,173	29,424	*	—
William R. DeReu	13,134(13)	1,097	14,231	*	—
Brent Stinnett	16,966(14)	—	16,966	*	2,102
Thomas J. Temple	5,865(15)	663	6,528	*	—
Directors and Executive Officers as a group (14 persons)	**639,207(16)**	**103,196**	**742,403**	**1.85%**	**132,731**

* Less than 1%.

(1) Amounts for Messrs. Covey, Cremers, DeReu and Temple represent shares of common stock issuable under restricted stock units that are currently vested or vest within 60 days of March 1, 2010. All other

amounts represent shares of common stock underlying outstanding stock options, all of which are fully vested.

(2) Represents common stock units as of March 1, 2010. These stock units are not actual shares of common stock and have no voting power. In the case of our directors, these stock units are credited, along with accrued dividend equivalents, on a one-for-one basis with our common stock pursuant to our Deferred Compensation Plan for Directors II (see *"Compensation Discussion and Analysis—Compensation of Non-Employee Directors"*). The units represent deferred director's fees for Ms. Gillis, and annual stock unit awards granted in December 2004-2009 to all outside directors. For Messrs. Covey and Stinnett, the units represent deferred annual incentive plan award payments. The units are converted into cash and paid according to an election the holder makes prior to deferring fees or incentives, except for the directors' annual deferred awards granted to the outside directors, which are converted to cash and paid upon separation from service as a director.

(3) Based upon the Schedule 13G filed with the SEC on January 8, 2010 by BlackRock, Inc. and affiliated entities (successors in interest of Barclays Global Investors, NA), which reported sole voting and dispositive power. The following affiliates of BlackRock, Inc. are included in the filing: BlackRock Advisors LLC, BlackRock Advisors (UK) Limited, BlackRock Asset Management Australia Limited, BlackRock Asset Management Canada Limited, BlackRock Asset Management Japan Limited, BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock Investment Management, LLC and BlackRock International Ltd.

(4) Based on the stockholders' Schedule 13G/A filed with the SEC on February 5, 2010. The information is presented by Southeastern Asset Management as a registered investment adviser. All of the shares reported by Southeastern Asset Management are owned legally by its investment advisory clients and none are owned directly or indirectly by Southeastern Asset Management. The amount beneficially owned includes 43,000 shares beneficially owned by discretionary accounts in which Southeastern Asset Management has sole dispositive power. The amount beneficially owned also includes 2,887,000 shares beneficially owned by Longleaf Partners Small-Cap Fund in which Southeastern Asset Management shares voting and dispositive power and 43,000 shares in which it has no voting power. Mr. O. Mason Hawkins, Chairman of the Board and CEO of Southeastern Asset Management, may be deemed to beneficially own the shares held by Southeastern Asset Management. Mr. Hawkins disclaims beneficial ownership of the shares.

(5) Based on the stockholders' Schedule 13G filed with the SEC on February 11, 2010. These shares are owned by various individual and institutional investors, which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities. T. Rowe Price Associates disclaims that it is, in fact, the beneficial owner of such securities. Of the shares reported, T. Rowe Price Associates claimed sole voting power of 607,965 shares and sole dispositive power over all the shares.

(6) Comprised of the following: (i) 96,014 shares held directly by Mr. Covey; (ii) 15,000 shares of common stock held in a trust, of which Mr. Covey has sole voting and investment power; and (iii) 130 shares of common stock held for Mr. Covey's individual account under our 401(k) employee savings plan.

(7) These shares are held in the name of Mr. Dickey and his spouse with whom Mr. Dickey shares voting and investment power for these shares.

(8) Includes 131,072 shares held directly by Mr. Driscoll that are currently pledged as collateral, and 242,664 shares held by trusts of which Mr. Driscoll is a trustee and shares voting power but has no dispositive power. Also includes 2,582 shares held by trusts of which Mr. Driscoll is a trustee and shares both voting and dispositive powers. Mr. Driscoll disclaims beneficial ownership of all shares except those held directly by him. A total of 6,141 shares of common stock held in trust are currently pledged as collateral for a bank loan by one of the trusts.

(9) These shares are held in the name of Mr. Knoll and his spouse, with whom Mr. Knoll shares voting and investment power for these shares.

(10) These shares are held in a trust under which Mr. Peiros shares voting and investment power with his spouse.

(11) Includes 5,986 shares owned by Ms. Runstad's spouse, of which Ms. Runstad disclaims beneficial ownership.

(12) Includes 2,500 shares owned by Mr. Cremers' spouse.

(13) Includes 2,090 shares of common stock held for Mr. DeReu's individual account under our 401(k) employee savings plan.

(14) Includes 375 shares of common stock held for Mr. Stinnett's individual account under our 401(k) employee savings plan.

(15) Includes 865 shares of common stock held for Mr. Temple's individual account under our 401(k) employee savings plan.

(16) Includes an aggregate of 10,110 shares of common stock held for the executive officers' benefit under our 401(k) employee savings plan.

REPORT OF THE EXECUTIVE COMPENSATION AND PERSONNEL POLICIES COMMITTEE

The Executive Compensation and Personnel Policies Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our 2009 Annual Report on Form 10-K.

The Committee Members:

Ruth Ann M. Gillis, Chair
Jerome C. Knoll
John S. Moody
Lawrence S. Peiros
Gregory L. Quesnel
Judith M. Runstad

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Compensation Philosophy and Objectives

Our compensation philosophy is to provide all of our executives a fair and competitive incentive-based compensation package that is tied to the performance of both the individual and the company. We target our compensation levels to be at, or near, the median compensation paid by other comparable companies in our industry. We also believe that a significant portion of total compensation for our senior executives should be at risk and dependent on the achievement of target levels of performance. In addition, we believe that in order to maintain fiscal discipline, incentive compensation should include caps. Our key compensation objectives are to recruit, motivate and retain talented and experienced executives, ensure our incentive compensation is aligned with short-term and long-term company performance and align our employees' interests with those of our stockholders.

Evolution of Company and Compensation Program

We are a REIT that owns and manages approximately 1.6 million acres of timberlands. Through our taxable subsidiary, we also lead a real estate sales and development business and operate wood products manufacturing facilities.

As a result of our conversion to REIT status in 2006, we stopped using stock options, which only reward stock price appreciation, as the long-term incentive component in the compensation package provided to our senior executives and instead began using performance shares, which recognize total stockholder return, and restricted stock units, which vest over time subject to continued employment. As a specialized REIT, we consider our peer companies to consist of "pure play" timber REITs and other forest product companies. To provide a better "apples-to-apples" comparison of Potlatch to forest product companies that are "C" corporations subject to corporate taxation, and timber REITs, which are generally not subject to corporate taxation, we have used pre-tax financial measurements for purposes of assessing performance under our incentive compensation program.

Compensation Oversight

The Compensation Committee periodically reviews the components of our executive compensation program to ensure the program continually meets our objectives as well as improves or evolves as necessary.

Management Input. Before compensation is reviewed and approved by the Compensation Committee, our Chief Executive Officer, or CEO, and our Vice President, Human Resources, or VP-HR, recommends to the Compensation Committee changes to base salaries, target amounts for annual cash bonuses and equity awards for each named executive officer, except the CEO. These recommendations are based on the principal duties and responsibilities of each position, competitor pay levels within our industry and regional and national markets, internal pay equity, as well as on individual performance considerations. In addition, each year our VP-HR and our Controller provide the Committee with a detailed review of the actual results for each of the corporate and operating unit performance goals compared to the performance measures set at the beginning of the year under our annual incentive plan and the resulting proposed payments or awards to be made to the named executive officers. Our CEO also makes recommendations to the Committee regarding executive merit increases and compensation packages for executives being hired or promoted. The Committee also looks to our CEO for the establishment of our performance targets and his evaluation of the performance of the executives who report to him.

Compensation Consultants. The Compensation Committee engages Deloitte Consulting LLP, or Deloitte, to advise the Committee on executive compensation matters. Deloitte regularly attends all Committee meetings, either in person or by telephone. Deloitte does not advise any of our executive officers as to their individual compensation, and does not perform other services for the company. Based in part upon an assessment prepared by Deloitte, the Compensation Committee analyzes each component of each of our officers' compensation package at least every two years to assess the proper balance and competitiveness of the components and the compensation tools used to accomplish the objective of each component. Additionally, Deloitte assists the Committee on an annual basis in reviewing the compensation packages of each of our named executive officers.

All of the decisions with respect to determining the amount or form of executive compensation under our compensation program are ultimately made by the Committee and may reflect factors and considerations other than the information and advice provided by Deloitte.

Establishing Compensation

Each year, the Committee reviews and approves the following:

- base salary increases, if any, for our named executive officers and certain other officers;
- target opportunities and actual awards under our short-term and long-term incentive plans for our executive officers and certain senior employees;
- performance measures under our short-term and long-term incentive plans;
- the formulation of performance measures and the aggregate amount of grants made under the long-term incentive plans for other key employees; and
- the peer group of companies used for purposes of measuring relative performance.

Use of Tally Sheets. In connection with this review and approval, the Committee analyzes tally sheets prepared by Deloitte that affix dollar amounts to all components of compensation consisting of base salary and bonuses, outstanding equity awards, benefits, and potential termination of employment and change-in-control severance payments under several different scenarios. Deloitte prepared tally sheets for all of the company's named executive officers in early 2009 and for Messrs. Covey and Cremers in early 2010.

Competitive Market Assessments. In connection with the review of each of our named executive officer's compensation and setting pay levels, the Committee analyzes competitive data provided by Deloitte. Deloitte's market assessment utilizes blended market data from the most relevant survey sources available, including the NAREIT Compensation Survey and the Forest Products Industry Compensation Association Survey for industry-specific market data, and surveys from Mercer (US) Inc., Economic Resource Institute and Watson Wyatt for market data on general industry companies of similar size. This sample includes companies within our peer group and other companies outside of our peer group to which we compare our compensation but not corporate performance. In the competitive assessment, Deloitte gathers competitive compensation data that is regressed, if available, to the revenues of the company for corporate-based employees and each division for division employees. The competitive assessment is based on positions that are similar in scope to those of our named executive officers.

Wealth Accumulation Analysis. The Committee periodically reviews a wealth accumulation analysis prepared by Deloitte in establishing our named executive officers' compensation. The wealth accumulation analysis assesses the potential future value of equity holdings for each of our named executive officers based on each of the termination of employment scenarios presented to the company in the tally sheets and multiple company stock price performance scenarios over a five-year period. The purpose of the analysis is to identify the potential wealth that may be created as a result of our compensation program and assist the Committee in determining if that wealth creation is appropriate given our performance and help uncover pay inequities among different executives. Deloitte prepared wealth accumulation analyses for all of the company's named executive officers in early 2009 and for Messrs. Covey and Cremers in early 2010.

Individual Performance. We adjust compensation for individual executives from the median level of the competitive market as appropriate, to recognize variables such as job performance, long-term potential and tenure for purposes of recruitment and retention. Total cash and total direct compensation (defined as base salary plus short-term and long-term incentives) earned by our executives may vary from the market median (above or below) based on actual performance relative to our plan.

2009 Peer Group. For 2009 performance share awards, based upon the analysis of, and in consultation with, Mercer, who assists Potlatch management on compensation design issues, the Committee determined to measure performance based on two factors, each of which is weighted 50% for purposes of measuring our performance: (i) our total shareholder return, or TSR, relative to the median TSR of six forest product companies and (ii) our TSR percentile ranking relative to all companies within the Standard and Poor's Midcap 400 Index, of which we are a member, as of the beginning of the performance period. The six companies are timber REITS and other forest product companies with businesses similar to ours. The S&P Midcap 400 Index was included to provide a broader measure of performance and offset any volatility in the stock prices of the six forest product companies. The six forest product companies are as follows:

Company	Previous Peer	Annual Revenue(1)	Market Capitalization(2)	GICS Sub-Industry
Weyerhaeuser	X	$5,528	$9,140	Forest Products
Universal Forest Products	X	$1,673	$ 718	Building Products
Plum Creek Timber	X	$1,294	$5,950	Specialized REITs
Rayonier	X	$1,169	$3,450	Specialized REITs
St. Joe	X	$ 138	$2,490	Real Estate Mgmt. & Dev.
Deltic Timber	X	$ 112	$ 613	Forest Products
Potlatch Corporation		**$ 476**	**$1,350**	**Specialized REITs**

(1) In millions, as of recent trailing 12 months, based on publicly available information.

(2) As of March 5, 2010.

Compensation Components

We balance our executives' compensation packages among three components:

- base salary;
- short-term, or annual, cash incentives; and
- long-term equity incentives.

Compensation Component Objectives. The Compensation Committee's goal in determining compensation for our named executive officers is to award compensation that is reasonable in relation to our compensation philosophy. Salaries are provided to employees as compensation for basic services to the company and to meet the objective of attracting and retaining the talent needed to run our business. Our short-term incentives reward employees for helping us achieve annual financial targets, and our long-term incentives reward employees for helping us perform at a level of total shareholder return that exceeds that of our peers and achieve the company's overall long-term business objectives. We also compensate executives with higher levels of responsibility with a higher proportion of at-risk compensation and a larger proportion of equity compensation, so their interests are more closely aligned with those of our stockholders. See *"Analysis of 2009 Compensation"* below for each named executive officer's specific pay mix for 2009.

To ensure fiscal discipline, we set threshold performance levels so that no incentive payments are to be made if performance results fall below threshold levels and set caps on the aggregate amount of short-term incentive compensation that we pay, regardless of actual performance results.

Base Salary. The Compensation Committee targets executive base salaries at the median of competitive practice, with such adjustments as management and the Committee deem necessary based upon the individual executive's job performance, long-term potential and tenure. We have base salary ranges for each level, or pay grade, for all of our salaried employees, including our CEO. The placement of an executive's rate of pay within the salary range for a given position corresponds to the executive's level of experience and performance relative to his or her individual written performance plan. The performance plan contains operational, financial and customer-oriented objectives determined by the executive together with his or her supervisor. Although an initial salary range for our CEO is determined as described above, our CEO's base salary is set by the Committee.

Short-Term Cash Incentives. Our short-term incentive program links compensation to annual company performance by awarding cash bonuses for achieving pre-defined performance goals.

Target Opportunities. Target annual bonuses for our executive officers are defined as a set percentage of base salary, based on the pay grade of each officer's position. These targets are set forth below under *"Comparison of 2009 Target and Actual Compensation."* The Committee periodically reviews these target percentages for our executive officers and approves modifications to the target percentages when appropriate, based in part on the recommendations and input of management and Deloitte after a review of competitive practice. Although any target award to be made to our CEO is initially calculated as a percentage of base salary based in part on input from Deloitte, ultimately, the Committee establishes the earned award for our CEO.

Earned Awards. Target awards are subject to adjustment based on corporate and operating division financial performance modifiers. At the end of the year, actual financial performance is calculated and the results are compared to the Committee's pre-approved scales (which are established at the beginning of the year) to determine the modifiers to apply to the target awards. Awards are further adjusted based on individual performance modifiers that are determined based on the individual employee's annual performance review.

Once set by the Compensation Committee, target performance measures are not generally changed. However, upon the completion of the calculations for all eligible corporate and operating division employees, the Committee is provided discretion under our short-term incentive plan to modify individual short-term incentive awards, or awards to all eligible employees as a group, after considering an individual's performance, operating division's performance, the company's overall performance or unusual, extraordinary or infrequently occurring items. The Committee also considers safety performance, environmental performance and other factors when considering awards to be approved.

Earned awards are paid in cash, except (1) if an executive officer does not meet his or her stock ownership requirement, his or her award is paid 50% in cash and 50% in stock, (2) if the officer makes an election to defer the award, or (3) if the payment of cash would be nondeductible under Section 162(m) of the Internal Revenue Code. Under the terms of our short-term incentive plan, the Compensation Committee has discretionary authority to limit the amount and alter the time and form of payment of annual bonus awards if the aggregate amount of awards to be paid exceeds 6% of our pre-tax income or we did not declare a cash dividend for the year. For 2009, the Committee did not need to exercise this discretionary authority as the aggregate awards did not exceed 6% of our pre-tax income and we made dividend distributions to shareholders during the year.

Long-Term Equity Incentives. Under our long-term incentive program, which is intended to link compensation to long-term company performance, we grant two types of equity awards:

- performance shares, which reward employees for outperforming the applicable peer group, encourage them to focus on enhancing long-term stockholder value creation and align management's and stockholders' interests; and
- restricted stock units, or RSUs, which vest over time and aid in the recruitment and retention of key employees.

Performance Shares. Upon our conversion to a REIT in January 2006, the Committee stopped granting stock options and began granting performance shares as the primary form of long-term incentive provided to our senior level employees as part of their annual compensation package. We believe performance shares provide a superior incentive to our employees compared to stock options and are more consistent with long-term incentive awards granted by REITs.

Performance shares are granted at target performance level, and are earned based on our TSR relative to the median TSR of six forest product companies (weighted 50%) and our TSR percentile ranking relative to all companies within the Standard and Poor's Midcap 400 Index, of which we are a member, as of the beginning of the performance period (weighted 50%). TSR is calculated based on stock price appreciation plus cash and share distributions.

Restricted Stock Units. We have used, and will continue to use, RSUs to help recruit or retain key employees and to align the interests of newly hired executives with those of our stockholders. For example, we have granted RSUs to newly hired executives to replace the value of equity awards that were forfeited when they left their prior employer.

Long-Term Equity Incentive Opportunities. Based on an assessment of competitive long-term incentive opportunities by Deloitte, and an evaluation of those levels by the Committee, "guideline" long-term incentive values are developed for each pay grade for which awards are granted. The guideline long-term incentive values, which were based on the median of competitive practice when set, are then converted to a guideline number of performance shares and time-vested RSUs based on the average closing price for our common stock over a fixed period of time as of the beginning of the performance period. The actual number of performance shares and time-vested RSUs granted to eligible employees aside from the CEO is further subject to an increase or decrease from the guideline level at the Committee's discretion, based upon management's assessment of an individual employee's past contributions and potential future contributions to the company. For the CEO, who is only awarded performance shares and not RSUs, the Committee determines the number of performance shares to be awarded based on a review by Deloitte of competitive long-term incentive opportunities and the Committee's evaluation of the CEO's performance.

Timing of Long-Term Incentive Awards. The effective grant date for equity awards is the day of the Committee meeting at which the awards are approved, typically in February of each year. These meetings are scheduled well in advance of the actual meeting date and are not coordinated with the release of any material, non-public information. For named executive officers who are hired during the year, the Committee approves equity grants that are effective upon the executive's start date.

Limitations on and Adjustments to Long-Term Awards. The Compensation Committee reserves the right to reduce or eliminate any performance share award to an employee, or to all senior employees as a group, if it determines that relative TSR performance has been insufficient, or if our financial or operational performance has been inadequate. The Committee did not exercise this authority for 2009.

Financial Restatement Clawback Policy. In 2009, the Compensation Committee considered and approved a financial restatement "clawback" policy. The policy provides that all incentive awards granted to executive officers after December 31, 2009 will provide the Board the discretion to require that the executive officer reimburse the company if:

- payment was predicated upon the achievement of specific financial results that were subsequently the subject of a material financial restatement,
- in the Board's view, a company employee engaged in fraud or misconduct that caused or partially caused the need for such material financial restatement by the company, and
- lower payment, settlement, grant or vesting would have occurred based upon the restated financial results.

The amount to be reimbursed is the amount by which any incentive awards previously paid, settled, granted or vested within the two year period preceding the date of disclosure of the material financial restatement that were based on the previously stated financial results, exceeded the lower amounts that would have been paid, settled, granted or vested based on the restated financial results.

Officer Stock Ownership Guidelines.

In the interest of promoting and increasing equity ownership by our senior executives and to further align our executives' long-term interests with those of our stockholders, we have adopted the following stock ownership guidelines:

Chief Executive Officer	Value of Shares = 5 x Base Salary
Vice President	Value of Shares = 2 x Base Salary

Each executive must acquire by December 31, 2012, or within five years of his or her becoming an executive officer subject to the guidelines, at least the number of shares based on the applicable value shown above. To meet the requirements, an executive must increase his or her stock holdings each year by at least 20% of the required amount until the minimum number is acquired. Shares held in a brokerage account, an account with our transfer agent or in our 401(k) Plan, common stock units owned as a result of deferred awards paid under our short-term incentive program and any vested RSUs all count towards the ownership requirement. Shares subject to unexercised stock options, unvested RSUs or unearned performance shares, however, do not count toward the ownership guidelines. The stock ownership of our named executive officers is presented on page 13. See *"Security Ownership of Certain Beneficial Owners and Management."*

If an executive does not meet the incremental ownership requirement in any of the five years, or the ownership requirement is not maintained after it is initially met, incentive awards under our short-term incentive program are paid 50% in cash and 50% in stock, and any shares issued upon settlement of performance share awards must be retained to the extent necessary to meet the stock ownership guidelines.

A copy of our officers' stock ownership guidelines is available by going to our public web site at *www.potlatchcorp.com*, and selecting "Investor Resources," then "Corporate Governance," and "Officer Stock Ownership Guidelines."

Analysis of 2009 Compensation

Performance Measures and Target Setting.

Annual Cash Incentive Awards. In order to reflect both our REIT structure and our wood products operations, we used the following performance measures for purposes of the 2009 annual cash incentive awards:

- Funds from operations, or FFO, measured at the corporate level against a pre-defined target; and
- Earnings before interest, taxes, depreciation, depletion and amortization, or EBITDDA, measured at each operating division level against pre-defined targets.

We define FFO as net earnings, plus depreciation, depletion and amortization and the basis of real estate sold from continuing operations adjusted for the gain/loss from discontinued operations, and plus depreciation, depletion and amortization from discontinued operations. The use of this measure is intended to focus eligible employees on generating profits by both increasing revenues and controlling costs. In addition, FFO is the primary measure used by the investment community to measure REIT performance. We believe that the use of this measure will further improve the alignment of our employees' and stockholders' interests. Furthermore, the Committee believes that at the division level, measuring earnings rather than returns is a simpler approach and provides more line-of-sight to employees, as the divisions do not make capital allocation decisions.

Plan Mechanics. At the beginning of each year, a target incentive pool value is calculated based on the sum of the target short-term incentive amounts for each participant in the plan. At the end of each year, the Committee approves the funding for the incentive pool in an amount ranging from 0% to 200% of the target pool, based on our corporate performance against the pre-determined FFO targets. The funded pool is then allocated by the CEO to the corporate and operating divisions based on the following:

- Corporate: corporate FFO performance, modified based on the achievement of measurable strategic objectives; and
- Operating Divisions: operating division EBITDDA performance (weighted 75%) and corporate FFO performance (weighted 25%).

The Committee believes that a corporate link in the operating division allocation is necessary to keep a division motivated to maximize its contribution to overall FFO in the event that the division enters a down-cycle and the division-specific goals cannot be reached. The CEO has discretion to adjust the corporate and operating division incentive pools, subject to the maximum aggregate funded pool approved by the Committee. The Compensation Committee has discretion to adjust FFO and EBITDDA calculations for extraordinary items, as appropriate.

The operating division vice presidents allocate their available incentive pool among individual participants based on their respective annual performance reviews. Individual awards can range from zero to 2.0 times target. The Committee will continue to establish the actual award for our CEO, and will also review and approve the CEO's recommendations for bonus payouts to the other named executive officers.

Performance Target Setting. The 2009 FFO performance scale and the corresponding incentive pool modifiers as a multiple of the $100 million FFO budgeted target were as follows:

Performance Level	2009 FFO Performance (Versus 2009 FFO Budgeted Target)	Incentive Pool Modifier (Multiple of Target Pool)
Threshold	80% of $100 million FFO Budget	0.25 x Target Pool
Target	100% of $100 million FFO Budget	1.00 x Target Pool
Maximum	126.7% of $100 million FFO Budget	2.00 x Target Pool

The incentive pool modifier for FFO performance proportionately increases or decreases between threshold and target levels and between target and maximum levels. The incentive pool is not funded for FFO performance below threshold level. The funding scale is designed to contribute a fixed percentage of every dollar of FFO above threshold to the incentive pool. Our budget, which includes an FFO target, is approved by the Board annually, and the FFO performance scale is established by the Committee based on the approved budget and on the input and recommendations of management. Operating division EBITDDA budgets are established by the CEO and are reflected in the annual budget approved by our Board.

Long-Term Incentive Awards. In 2009, the total award for all eligible employees, excluding our CEO, consisted of two components:

- 75% in the form of performance shares that may pay out at the end of a three-year performance period based on our TSR compared to the median TSR of six forest product companies (weighted 50%) and our TSR percentile ranking against the percentile ranking of the companies within the S&P Midcap 400 Index (weighted 50%), and
- 25% in the form of time-vested RSUs with a three-year "cliff" vesting (100% vesting on third anniversary of date of grant).

We believe that our annual RSU grants enhance retention of officers and other key personnel because they vest after three years subject to continued employment. Additionally, these RSUs encourage the recipients to increase the value of the award over the three-year period, since they will not be paid out until the end of the vesting period. The use of RSUs as part of our long-term incentives is also consistent with the practices of our peer group. Our CEO continues to receive only performance share awards to provide him with the highest rate of variable, or at-risk, compensation consistent with leveraging his pay to the performance of the company. For the 2009-2011 performance period, the relative TSR performance scale and the corresponding number of shares earned as a percentage of the weighted targets were set by the Committee as follows:

POTLATCH CORPORATION TSR COMPARISON

Median TSR of Six Forest Products Companies (weighted 50%)	Percent of Shares Issued	TSR Percentile Ranking S&P Midcap 400 Index (weighted 50%)	Percent of Shares Issued
Maximum (Median + 10%)	200%	Maximum (85th percentile)	200%
Target (Median)	100%	Target (50th percentile)	100%
Threshold (Median – 5%)	25%	Threshold (33rd percentile)	25%
Below Threshold	0%	Below Threshold	0%

The number of performance shares earned for each factor proportionately increases or decreases between threshold and target levels for the factor and between target and maximum levels for the factor. The Committee continues to believe that no performance shares should be earned with respect to the performance factor for performance below the applicable threshold performance level.

Threshold, Target and Maximum. The Committee believes that for purposes of measuring relative corporate performance for awarding annual or long-term incentives:

- median performance less five percent and the 33rd percentile are appropriate "floors" for purposes of setting a minimum standard of performance necessary to earn an award because it is consistent with our philosophy of placing the officer's compensation at risk if minimal performance is not achieved;
- median performance and the 50th percentile are appropriate measures for purposes of paying 100% of the target amount because they are in line with our philosophy of targeting compensation at median levels; and
- median performance plus 10% and the 85th percentile are appropriate measures for purposes of paying 200% of the target amount because they are in line with our philosophy of maintaining fiscal discipline by capping total compensation while also rewarding executives for achieving superior performance.

Based on a probability analysis performed by Mercer at the time the Committee was evaluating the 50%/50% weighted approach to performance share TSR measurement, the probable outcome of a maximum payout was estimated to occur approximately 3% of the time and the probable outcome of no payout was estimated to occur approximately 19% of the time.

2009 Base Salary Increases.

As a result of an analysis previously performed by Deloitte, the recommendations of our CEO as to his direct reports and the Committee's decisions based upon that analysis and those recommendations, the Committee decided to not implement any base salary increases for 2009 for any named executive officers.

Comparison of 2009 Target and Actual Compensation

To align the goals of our executives with higher levels of responsibility with our short-term and long-term business goals, we compensate those executives with a higher proportion of at-risk compensation. The following table shows the target and the actual amounts for salary and annual and long-term incentive awards for our named executive officers, along with the 2009 percentage of total direct compensation represented by the amount of each component (i.e., the mix of pay).

	TARGET 2009 TOTAL DIRECT COMPENSATION(1)			ACTUAL 2009 TOTAL DIRECT COMPENSATION(1)		
Name	Salary (% of Total)	Target short-term incentive award (cash) (% of Total)	Guideline long-term incentive grant value (equity)(2) (% of Total)	Salary (% of Total)	Actual short-term incentive award (cash) (% of Total)	Actual long-term incentive grant value (equity)(2) (% of Total)
Michael J. Covey	$715,020	$500,500	$992,300	$715,020	$500,500	$1,190,700
	32.4%	22.7%	44.9%	29.7%	20.8%	49.5%
Eric J. Cremers	$411,300	$205,700	$302,600	$411,300	$350,600	$ 363,100
	44.7%	22.4%	32.9%	36.5%	31.2%	32.3%
William R. DeReu	$200,040	$ 80,000	$132,300	$200,040	$136,000	$ 132,300
	48.5%	19.4%	32.1%	42.7%	29.0%	28.3%
Brent L. Stinnett	$305,040	$137,300	$242,600	$305,040	$ 85,800	$ 206,200
	44.5%	20.1%	35.4%	51.1%	14.4%	34.5%
Thomas J. Temple	$263,880	$118,700	$198,500	$263,880	$ 74,200	$ 198,500
	45.4%	20.4%	34.2%	49.2%	13.8%	37.0%

(1) Total direct compensation is the sum of base salary, short-term cash incentives and long-term equity incentives.

(2) These amounts represent the dollar value of the 2009 long-term equity incentive guideline and the dollar value of the actual award granted in February 2009 for the performance period 2009-2011 (applicable to performance shares) and the vesting period 2009-2011 (applicable to RSUs), in each case valued using a 10-day average closing stock price prior to the February 2009 grant date of $24.50 per share. Such amounts may or may not be paid out depending on the company's performance or continued employment, as applicable, over the three-year period. The table above under the heading "Long-Term Incentive Awards" lists the performance measures and the achievement attained relative to threshold, target and maximum goals for the performance share awards.

The actual 2009 short-term cash incentive awards differ from targeted 2009 amounts as a result of the following:

- each officer's individual performance;
- our actual 2009 corporate FFO(1) performance of $122.7 million, versus the budgeted target of $100 million, which resulted in a calculated multiplier of 185% of the target pool that, for the reasons described below, was decreased by the Committee to 100% of the target pool; and
- the actual 2009 EBITDDA performance for each operating division (for operating division vice presidents only) relative to the target 2009 EBITDDA performance:

Operating Division	Actual 2009 EBITDDA(2) ($ in millions)	Target 2009 EBITDDA ($ in millions)
Real Estate	$60 million	$62 million
Resource	$105 million	$87 million
Wood Products	$(11) million	$3 million

(1) Our actual 2009 FFO can be calculated from the audited consolidated statements of cash flows included in our Annual Report on Form 10-K, filed on February 18, 2010. Actual 2009 FFO is defined as net earnings, plus depreciation, depletion and amortization and the basis of real estate sold from continuing operations adjusted for the gain/loss from discontinued operations, and plus depreciation, depletion and amortization from discontinued operations.

(2) Each of our operating division's actual 2009 EBITDDA can be calculated from the amounts shown in Note 15 to the audited consolidated financial statements included in our Annual Report on Form 10-K, filed on February 18, 2010. Actual 2009 EBITDDA for each of the Resource and Wood Products divisions can be calculated by taking the division's operating income and adding depreciation, depletion and amortization. Actual 2009 EBITDDA for the Real Estate division can be calculated by taking the division's operating income and adding the $10.7 million of non-cash costs for real estate sold, described in footnote 2 to Note 15 to the audited consolidated financial statements included in our Form 10-K.

Our 2009 actual corporate FFO and Resource division EBITDDA each included $49 million relating to the sale in September 2009 of a timber deed covering 49,536 acres of pre-merchantable timber located in south central Arkansas. The timber deed sale significantly improved the company's liquidity and financial position, as the approximately $48 million of net proceeds resulting from this sale were used to pay down a portion of the company's credit facility. As a result, the Committee determined that the proceeds were appropriately included in the calculation of corporate FFO and Resource division EBITDDA, which resulted in a calculated incentive pool multiplier of 185%. However, the Committee determined that it was appropriate to decrease the aggregate incentive pool multiplier to 100% and fund the portion of the bonus pool allocated to the Resource division at 50% of target because the timber deed sale was not originally included in the target budget for 2009 FFO or Resource division EBITDDA. While the actual 2009 EBITDDA for the Wood Products division was below the target amount, the Wood Products division's bonus pool allocation was funded at the 50% level pursuant to the exercise of discretion by the CEO based on his judgment about the performance of the division in a very weak overall market and particularly the division's improved performance in the second half of 2009.

The Committee also made individual modifications to the compensation of named executive officers, including our CEO, based on recommendations from our CEO, advice from Deloitte and individual performance reviews. Individual performance modifiers could range from zero to 2.0 times the target award. The threshold individual modifier is 0.5, below which no bonus was awarded. The range of individual modifiers for our named executive officers for 2009 was from 1.0 to 1.71.

Our CEO's recommendations to the Committee concerning the individual performance modifiers of each of the other named executive officers were based on the individual performance evaluations of those officers. These evaluations took into account objective criteria in the form of operating results against budget and results against customer-oriented goals established for each executive officer at the beginning of the year, and subjective criteria such as strategic goals which involve the exercise of discretion and judgment in assessing performance attainment.

In determining the CEO's individual performance modifier, the Committee considered its evaluation of Mr. Covey's performance against his financial, operational and strategic goals for 2009. The Committee discussed this evaluation in a closed meeting without Mr. Covey being present. The Committee noted that under Mr. Covey's leadership, the company (i) reported a year-over-year increase in earnings from continuing operations, net earnings and FFO, despite the poor economic conditions of 2009 and (ii) significantly improved its balance sheet through the $49 million timber deed sale and $150 million senior note offering, the proceeds of which transactions were used to pay off the balance of the company's credit agreement.

EXECUTIVE COMPENSATION TABLES

2009 Compensation

2009 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Michael J. Covey Chairman, President and Chief Executive Officer	2009	$715,020	—	$1,619,352	$ 500,500	$562,333	$ 45,602	$3,442,807
	2008	$708,350	—	$1,443,240	$ 366,900	$437,720	$ 71,091	$3,027,301
	2007	$666,670	—	$1,288,510	$1,000,000	$337,816	$ 57,495	$3,350,491
Eric J. Cremers Vice President, Finance and Chief Financial Officer	2009	$411,300	—	$ 460,383	$ 350,600	$ 50,691	$ 24,315	$1,297,289
	2008	$409,420	—	$ 374,306	$ 163,800	$ 37,124	$ 25,919	$1,010,569
	2007	$183,343	$25,000	$ 623,922	$ 185,900	$ 8,990	$171,656	$1,198,811
William R. DeReu Vice President, Real Estate Division	2009	$200,040	—	$ 167,751	$ 136,000	$ 25,318	$ 13,189	$ 542,298
	2008	$200,040	—	$ 282,390	$ 102,000	$ 18,748	$ 14,001	$ 617,179
Brent L. Stinnett Vice President, Resource Management Division	2009	$305,040	—	$ 261,410	$ 85,800	$ 98,172	$ 20,323	$ 770,745
	2008	$305,040	$10,000	$ 244,584	$ 175,000	$ 82,057	$ 25,034	$ 841,715
	2007	$305,040	—	$ 210,760	$ 178,400	$ 53,137	$ 10,202	$ 757,539
Thomas J. Temple Vice President, Wood Products Division	2009	$263,880	$89,200(5)	$ 251,627	—	$ 27,689	$340,592	$ 972,988

[Footnotes appear on following page.]

(1) This column shows the aggregate grant date fair value, computed in accordance with FASB Topic 718, of performance shares and RSUs granted in 2007, 2008 and 2009. In accordance with FASB Topic 718, the grant date fair value reported for all RSUs was computed by multiplying the number of shares subject to the RSU award by the closing price of our stock on the grant date. The grant date fair values reported for performance shares were based upon the probable outcome of the TSR condition, which amounts were determined consistent with the estimate of the aggregate compensation cost to be recognized over the performance period determined as of the grant date under FASB Topic 718, excluding the effect of estimated forfeitures. The estimate of the aggregate compensation cost to be recognized over the performance period was determined by using a Monte Carlo simulation model. The assumptions made in connection with this estimate are discussed in Note 14 to our Financial Statements included in our Annual Report on Form 10-K, filed on February 18, 2010. Following is the fair value as of the grant date of the performance shares granted to our named executive officers, assuming the highest level of TSR would have been or will be achieved (resulting in settlement of 200% of the shares subject to the award), in each case based on the closing price of our stock on the grant date:

Name	Grant Date Fair Value Assuming Highest Level of Performance (Based on Grant Date Stock Price)
Michael J. Covey	
2009 Performance Shares	$2,361,960
2008 Performance Shares	$2,264,314
2007 Performance Shares	$2,234,314
Eric J. Cremers	
2009 Performance Shares	$ 540,189
2008 Performance Shares	$ 465,525
2007 Performance Shares	$ 654,456
William R. DeReu	
2009 Performance Shares	$ 196,830
2008 Performance Shares	$ 248,280
Brent L. Stinnett	
2009 Performance Shares	$ 306,715
2008 Performance Shares	$ 279,315
2007 Performance Shares	$ 365,464
Thomas J. Temple	
2009 Performance Shares	$ 295,245

(2) This column shows cash bonuses earned under our annual incentive plan. Annual bonuses relating to performance in 2009 were paid in 2010, unless deferred under our Management Deferred Compensation Plan.

(3) Amounts shown represent the aggregate annual change in the actuarial present value of accumulated pension benefits under all of our defined benefit and actuarial plans. No portion of the amounts shown in this column is attributable to above market or preferential earnings on deferred compensation.

(4) Amounts shown include 401(k) company match of $10,290, allocations under the 401(k) Plan Supplemental Benefit portion of our Salaried Supplemental Benefit Plan II ($35,151 for Mr. Covey and $13,864 for Mr. Cremers), and premiums paid for life and accidental death & dismemberment insurance. The amount shown for Mr. Temple also includes the following payments and reimbursements made pursuant to our salaried employee relocation program: (i) $54,678 of relocation expenses, (ii) a tax gross-up of $22,351 relating to reimbursed amounts includible in gross income, and (iii) $252,257 in aggregate incremental costs associated with the purchase by us of Mr. Temple's home (representing the difference between the amount paid by Potlatch in connection with the purchase of Mr. Temple's home and the amount received by Potlatch on the subsequent sale of the house).

(5) Includes a $15,000 relocation bonus.

Grants of Plan-Based Awards for 2009

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Michael J. Covey	2/17/2009	$62,563	$500,500	$2,002,000	12,150	48,600	97,200		$1,619,352
Eric J. Cremers	2/17/2009	$25,713	$205,700	$ 822,800	2,779	11,115	22,230		$ 370,352
	2/17/2009							3,705	$ 90,032
William R DeReu	2/17/2009	$10,000	$ 80,000	$ 320,000	1,013	4,050	8,100		$ 134,946
	2/17/2009							1,350	$ 32,805
Brent L. Stinnett	2/17/2009	$17,163	$137,300	$ 549,200	1,578	6,311	12,622		$ 210,283
	2/17/2009							2,104	$ 51,127
Thomas J. Temple	2/17/2009	$14,838	$118,700	$ 474,800	1,519	6,075	12,150		$ 202,419
	2/17/2009							2,025	$ 49,208

(1) Actual amounts paid under our annual incentive plan for performance in 2009 were paid in February 2010 (unless deferred under our Management Deferred Compensation Plan), and are reflected in the 2009 Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation" (or the column titled "Bonus" with respect to Mr. Temple's payment). Awards granted under our annual incentive plan are subject to an individual performance modifier, which ranged from zero to 2.0, based on an individual's performance for the year. The threshold personal modifier is 0.5, below which an individual would receive no bonus. A modifier of 0.5 would result in an individual receiving only one half of the bonus amount otherwise payable under our annual incentive plan, and a modifier of 2.0 would result in an individual receiving 200% of such bonus amount. The amounts shown for target assume an individual performance modifier of 1.0. To show the lowest and highest awards available, the amounts shown for threshold assume an individual performance modifier of 0.5 and those for maximum assume a personal modifier of 2.0.

(2) Amounts shown represent the threshold, target and maximum performance shares for the 2009-2011 performance period. Performance shares are granted at target performance level.

(3) Amounts shown represent RSU grants made in 2009 that vest on the third anniversary of the date of grant.

(4) The grant date fair value of the performance share awards has been calculated based on the probable outcome of the TSR condition as of the grant date, consistent with FASB Topic 718.

Section 162(m)

Section 162(m) of the Internal Revenue Code, or the Code, generally disallows a tax deduction to public companies for annual compensation in excess of $1 million paid to the CEO and the other named executive officers. Companies may deduct compensation above $1 million, provided it is "performance-based compensation" within the meaning of the Code. While the Compensation Committee considers the effect of this rule in developing and implementing our compensation program, in order to preserve the Committee's flexibility to adjust short-term incentives for individual performance, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m). Under our current short-term incentive plan, a participant must defer any payment that would cause the participant's compensation to be nondeductible. Our long-term incentive programs are intended to qualify as performance-based compensation.

Personal Benefits

We do not provide perquisites or other personal benefits to our officers or senior employees, such as aircraft for personal use, paid parking spaces, company cars, country club memberships or separate dining facilities, with the exception of certain relocation expenses and insurance premiums. Our health care and other medical insurance programs, as well as our 401(k) Plan, are the same for all salaried employees, including officers.

Supplemental Benefit Plan. Our supplemental benefit plan provides retirement benefits to our salaried employees, including our named executive officers, based upon the benefit formulae of our Salaried Retirement Plan and 401(k) Plan. Benefits under this plan are based on compensation that includes the amounts of any annual bonuses that the executive has elected to defer, and are computed without regard to the IRS compensation and benefit limitations applicable to our qualified plans. Otherwise these benefits are calculated based on the qualified plan formulae and do not otherwise augment the normal benefit formulae applicable to salaried employees. This plan is discussed in detail on pages 34-36.

Salaried Retirement Plan. Our Salaried Retirement Plan provides a pension to our salaried employees, including our named executive officers. We believe the retirement plan is competitive with our peers and provides for the long-term security of our salaried employees upon retirement. This plan is discussed in detail on pages 34-35.

Other Benefits

401(k) Plan. Our 401(k) Plan permits substantially all of our employees, including our named executive officers, to make voluntary pre-tax and after-tax contributions to the plan, subject to applicable tax limitations. We match $0.70 for every $1.00 that an employee contributes to our 401(k) Plan, up to the first 6% of his or her eligible compensation, subject to applicable tax limitations. Eligible employees who elect to participate in the plan are 100% vested in the matching contributions upon completion of two years of service.

Health and Welfare Benefits. All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Current Equity Holdings

2009 Outstanding Equity Awards at Fiscal Year-End

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares of Stock That Have Not Yet Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Michael J. Covey				
Performance Share Grant (2008-2010)			75,018	$2,391,588
Performance Share Grant (2009-2011)			104,934	$3,345,297
Eric J. Cremers				
Performance Share Grant (2008-2010)			15,423	$ 491,691
Performance Share Grant (2009-2011)			23,999	$ 765,082
RSU Grant (2007)	4,760(4)	$151,741		
RSU Grant (2008-2010)	2,571(5)	$ 81,949		
RSU Grant (2009-2011)	4,000(6)	$127,514		
William R. DeReu				
Performance Share Grant (2008-2010)			8,226	$ 262,236
Performance Share Grant (2009-2011)			8,745	$ 278,775
RSU Grant (2008)	2,194(7)	$ 69,930		
RSU Grant (2008-2010)	1,371(5)	$ 43,706		
RSU Grant (2009-2011)	1,457(6)	$ 46,462		
Brent L. Stinnett				
Performance Share Grant (2008-2010)			9,254	$ 295,015
Performance Share Grant (2009-2011)			13,626	$ 434,407
RSU Grant (2008-2010)	1,542(5)	$ 49,169		
RSU Grant (2009-2011)	2,271(6)	$ 72,413		
Thomas J. Temple				
Performance Share Grant (2009-2011)			13,117	$ 418,162
RSU Grant (2008)	2,653(8)	$ 84,570		
RSU Grant (2009-2011)	2,186(6)	$ 69,694		

(1) This column shows RSUs, plus dividend equivalents accrued through December 31, 2009. Dividend equivalents were calculated using the closing price of our common stock on the dividend payment dates.

(2) Values calculated using the $31.88 per share closing price of our common stock on December 31, 2009.

(3) This column shows performance shares granted, plus dividend equivalents accrued through December 31, 2009. The award grants for the 2008-2010 and 2009-2011 performance periods are shown at 200% of the target grant based on actual performance from the start of the performance period through December 31, 2009. Since the awards are for three-year performance periods that end on December 31, 2010 and December 31, 2011, respectively, the actual number of shares that could be issued upon settlement of these awards may be less than the amounts shown in this table.

(4) 100% of the shares listed in the table will vest on July 16, 2010.

(5) 100% of the shares listed in the table will vest on December 31, 2010.

(6) 100% of the shares listed in the table will vest on December 31, 2011.

(7) 25% of the shares listed in the table vested on February 19, 2010, and the remainder will vest on February 19, 2011

(8) 25% of the shares listed in the table will vest on November 3, 2010, and the remainder will vest on November 3, 2011.

2009 Stock Vested Table

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Michael J. Covey	83,948(3)	$2,591,461
Eric J. Cremers	17,021	$ 538,943
William R. DeReu	5,740	$ 180,518
Brent L. Stinnett	12,609	$ 399,527
Thomas J. Temple	653	$ 18,617

(1) Except for Mr. Temple, this column shows the gross number of performance shares earned for the performance period 2007-2009, plus dividends accrued during the performance period. During the performance period, our TSR placed us between seventh and eighth among the peer group and resulted in a multiplier of 146% being applied to the target grant of performance shares. The Compensation Committee approved settlement of these performance shares in February 2010 and actual settlement occurred in the same month, which included withholding for tax purposes and thus receipt of fewer shares by each officer than shown in the table. Additionally, this column includes RSUs that vested in 2009. These vested RSUs are not settled upon the vesting date but rather on the date that is three years after the date of grant, subject to earlier settlement in the event of termination of employment.

(2) The value of the performance shares was calculated using the $32.26 per share closing price of our common stock on February 16, 2010 (the date the Compensation Committee approved payment of the awards). The dividend equivalents were calculated using the closing stock price on the dividend payment dates. RSUs are calculated using the market value of the underlying shares on the vesting date, including the market value of any dividend equivalents that have accrued on the underlying shares as of the vesting date. Dividend equivalents for RSUs are calculated using the closing price of our common stock on the dividend payment dates.

(3) Mr. Covey elected to defer receipt of 44,818 of these shares. Pursuant to the terms of his deferral election, he was allocated 44,818 stock units in a deferral account maintained by us. The stock units are credited with dividend equivalents and will be settled in shares of Potlatch common stock upon termination of employment.

Post-Employment Compensation

Pension Benefits Table

The table below shows the actuarial present value of each named executive officer's accumulated benefit payable on retirement under our tax-qualified Salaried Retirement Plan, or Retirement Plan, and under the Retirement Plan Supplemental Benefit portion of our non-qualified Salaried Supplemental Benefit Plan II, or Supplemental Plan.

Name	Plan Name	Number of years credited service (#)	Present value of accumulated benefit ($)	Payments during last fiscal year ($)
Michael J. Covey	Supplemental Plan	3.90	$1,561,435	$0
	Retirement Plan	3.90	$ 85,217	$0
Eric J. Cremers	Supplemental Plan	2.46	$ 57,514	$0
	Retirement Plan	2.46	$ 39,291	$0
William R. DeReu	Supplemental Plan	3.63	$ 12,499	$0
	Retirement Plan	3.63	$ 47,136	$0
Brent L. Stinnett	Supplemental Plan	3.42	$ 150,658	$0
	Retirement Plan	3.42	$ 99,785	$0
Thomas J. Temple	Supplemental Plan	1.16	$ 4,217	$0
	Retirement Plan	1.16	$ 27,234	$0

The following assumptions were made in calculating the present value of accumulated benefits:

- discount rate of 5.65%;
- zero percent future salary growth;
- normal retirement age 62 or current age, if greater (age 55 is assumed for Mr. Covey under the Supplemental Plan);
- service as of the fiscal year-end;
- RP2000 Mortality with projection to 2017 for 2009; and
- IRS limitations and Social Security covered compensation are as of the measurement date.

Summary of Plan Benefits: Regular, full-time salaried employees (including the named executive officers) are eligible to receive retirement benefits under the Retirement Plan. For purposes of calculating the Retirement Plan benefit, earnings include base salary and annual bonus awards. Benefits paid under the Retirement Plan are calculated as follows:

Benefit	Benefit Available If:	Benefit Amount
Normal Retirement	Eligible employee is age 65 when pension starts	Normal monthly benefit calculation • Final average monthly earnings (highest consecutive 60 months of final 120 months earnings) • Multiplied by 1% • Multiplied by years of credited service Plus • Portion of final average monthly earnings that exceeds the Social Security Benefit Base • Multiplied by ½% • Multiplied by years of credited service up to 35
Early Retirement	Employment with company terminates after eligible employee turns 55 and has ten or more years of vesting service	Calculate the monthly normal retirement benefit (as described above), then reduce that amount by 5/12 of 1% (5% per year) for each month the retirement age is less than age 62

ERISA mandated survivor benefits are paid under the Retirement Plan. Pension benefits may be paid in the form of a life annuity. Alternate annuity forms of payment are available subject to the actuarial equivalence factors used for all salaried employees in the Retirement Plan. Benefits with total actuarial present value less than $5,000 are paid in a lump sum.

The retirement benefit payable under the Retirement Plan is supplemented by benefits paid under the Supplemental Plan. Benefits paid under the Supplemental Plan are calculated in accordance with the normal retirement benefit formula or early retirement formula described in the table above with respect to the Retirement Plan taking into account the retirement benefit that would have been paid under the Retirement Plan if:

- the limitations imposed by the Internal Revenue Code on maximum eligible annual earnings ($245,000 in 2009) and maximum annual retirement benefits ($195,000 in 2009) did not apply; and
- any deferred bonus awards were paid to the eligible employee in the year deferred.

From this sum, the benefit paid under the Retirement Plan is subtracted to determine the benefit paid under the Supplemental Plan.

For example, in 2009, the maximum compensation allowed under the qualified plan was $245,000. For an executive earning $300,000 in 2009, the Retirement Plan uses compensation of $245,000 in the benefit formula, while the Supplemental Plan uses the full $300,000, producing a higher total benefit value.

The Supplemental Plan benefits are offset by the benefit amount payable from the Retirement Plan.

Full-time salaried employees who are eligible to participate in the Retirement Plan and whose annual earnings or annual benefit under the Retirement Plan exceed the Internal Revenue Code maximum or who elect to defer receipt of bonus awards paid under our annual incentive plan are eligible to participate in the Supplemental Plan. Benefits paid under the Supplemental Plan are paid beginning no later than 90 days after the date the eligible employee turns 55 or terminates employment, whichever is later and, at the eligible employee's election, in one of the annuity forms available under the Retirement Plan except benefits with total actuarial present value of $50,000 or less are paid in a lump sum.

Mr. Covey, under a letter agreement with us, is entitled under the Supplemental Plan to a minimum benefit of $26,800 per month payable upon his retirement on or after age 55. This benefit will be offset by the accumulated value of defined benefit retirement plan benefits paid by Mr. Covey's prior employer, and by pension benefits otherwise payable from our benefit plans. Because of this special benefit, Mr. Covey's retirement age for purposes of the calculations in the Pension Table for the Supplemental Plan was assumed to be age 55. If Mr. Covey continues to work beyond age 55, the value of this minimum benefit under Mr. Covey's employment agreement declines year by year as the value of his normal company benefits increase. The purpose of the special minimum benefit provision is to provide Mr. Covey a retirement benefit at age 55 not less than his projected benefit at age 55 from his prior employer. If Mr. Covey's employment with us terminates prior to his reaching age 55, other than in connection with a change of control, this minimum benefit does not apply.

Mr. Stinnett was eligible for early retirement, as of December 31, 2008, under the Retirement Plan and the Supplemental Plan. In connection with the hiring of Mr. Stinnett, a special provision under the Supplemental Plan provides for full vesting and full eligibility for benefits that would normally require him to have a minimum number of years under the Supplemental Plan, Retirement Plan and 401(k) Plan. Pursuant to this provision, Mr. Stinnett began accruing nonforfeitable benefits as if he were fully vested under company plans immediately upon joining us and was placed in a similar vesting position to what he would have been in had he remained with his previous employer. No other benefit enhancement is provided to Mr. Stinnett under the Supplemental Plan, the Retirement Plan and 401(k) Plan.

2009 Nonqualified Deferred Compensation Table

The table below shows the fiscal year contributions made by and on behalf of each of the named executive officers under the 401(k) Plan Supplemental Benefit portion of our nonqualified Supplemental Plan, as well as amounts deferred during the fiscal year under our Management Deferred Compensation Plan. The amounts shown for aggregate earnings, aggregate withdrawals/distributions and aggregate balance include all such amounts for these plans as well as the Salaried Employees' Supplemental Benefit Plan and certain other predecessor deferred compensation plans in which the named executive officer participates.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(4)
Michael J. Covey	$1,315,406	$35,151	$ 44,144	$0	$2,747,216
Eric J. Cremers	$ 0	$13,864	$ 4,425	$0	$ 33,989
William R. DeReu	$ 0	$ 2,738	$ 56	$0	$ 8,702
Brent L. Stinnett	$ 0	$ 9,872	$(18,129)	$0	$ 96,892
Thomas J. Temple	$ 0	$ 856	$ 0	$0	$ 856

(1) The amount shown is comprised of (i) $58,700, representing a portion of an annual incentive bonus earned for the 2009 fiscal year that was deferred under our Management Deferred Compensation Plan in 2009 when the bonuses became payable and (ii) $1,256,706, representing the deferral of RSUs that vested in 2009. The $58,700 is included in the 2009 Summary Compensation Table as Non-Equity Incentive Plan Compensation for fiscal year 2009.

(2) Supplemental Plan. Amounts shown in the Registrant Contributions column above are also included in the "All Other Compensation" column in the 2009 Summary Compensation Table.

(3) None of the Aggregate Earnings reported in this table are included in the 2009 Summary Compensation Table for the 2009 fiscal year, as they do not represent above-market or preferential earnings.

(4) The following amounts included in the Aggregate Balance column above have been reported as compensation to the named executive officers in the Summary Compensation Tables for previous fiscal years:

Michael J. Covey	$124,578
Eric J. Cremers	$ 15,343
William R. DeReu	$ 5,765
Brent L. Stinnett	$ 17,454

In addition to the retirement benefits described above, the Supplemental Plan also provides supplemental benefits under our 401(k) Plan to the extent that an eligible employee's allocations of "company contributions" or "allocable forfeitures" are reduced under the 401(k) Plan due to Internal Revenue Code limits or because the eligible employee has deferred an award under our annual incentive plan. For years after 2004, eligible employees are credited with contributions under the Supplemental Plan equal to the difference between the amount of company contributions and allocable forfeitures actually allocated to the eligible employee under the 401(k) Plan for the year and the amount of company contributions and allocable forfeitures that would have been allocated to the eligible employee under the 401(k) Plan if the eligible employee had made "participating contributions" equal to 6% percent of his or her earnings determined without regard to the Internal Revenue Code limit on maximum eligible compensation ($245,000 in 2009) and without regard to deferral of any award otherwise payable under our annual incentive plan. Prior to 2009, such amounts credited to the Supplemental Plan on behalf of eligible employees were credited with interest equal to 70% of the higher of either the prime rate or the corporate "A" long-term bond rate. In 2009, employee accounts were initially credited with interest at a rate equal to 120% of the long-term applicable federal rate, with quarterly compounding, but beginning in May 2009 were deemed to be invested in certain investments allowed under the 401(k) Plan. Eligible employees become vested in this supplemental benefit upon the earliest of completion of two years of service, attainment of age 65 while an employee, or total and permanent disability. The supplemental benefits are paid in 15 or fewer annual installments or in a lump sum, at the eligible employee's election, beginning in the year following the year in which the eligible employee separates from service. Benefit payments made under the Supplemental Plan to "key employees," as defined under the Internal Revenue Code, will be delayed for a minimum of six months following the date their employment terminates. Account balances that are equal to less than the annual 401(k) contribution limit ($16,500 in 2009 and 2010) on the date the eligible employee separates from service are paid in a lump sum without regard to the employee's election.

Certain employees, including the named executive officers, who earn awards under our annual incentive plan are permitted to defer receipt of those awards. These employees may defer receipt of a minimum of 50% and a maximum of 100% of the award pursuant to rules established under our Management Deferred Compensation Plan. Eligible employees, including the named executive officers, may also defer up to 50% of their base salary under the Management Deferred Compensation Plan. At the employee's election, deferrals may be deemed invested in a stock unit account, a directed investment account with certain deemed investments available under the 401(k) Plan, or a combination of these investment vehicles. If stock units are elected, dividend equivalents are credited to the units.

Under the terms of an RSU award agreement that vested in 2009, Mr. Covey elected to defer receipt of 44,818 shares. He was allocated 44,818 stock units in a deferral account maintained by us. The stock units are credited with dividend equivalents and will be settled in shares of Potlatch common stock upon his termination of employment.

Potential Payments Upon Termination or Change of Control

Severance Program for Executive Employees. The Severance Program for Executive Employees, or Severance Program, provides severance benefits to our named executive officers and other officers designated by the Compensation Committee. Benefits are payable under the Severance Program both in connection with a termination of the executive officer's employment with us and in connection with a change of control.

Termination Other Than in Connection with Change of Control. The following table sets forth the severance benefits payable to each of our named executive officers under the Severance Program if the named executive officer's employment is terminated in the circumstances described below. No benefits are payable if the termination of service is voluntary or for cause. The following table assumes the termination of employment occurred on December 31, 2009, and uses the $31.88 closing price per share of our common stock as of December 31, 2009, for purposes of valuing the equity component of severance benefits.

Name	Cash Severance Payment ($)(1)(2)	Pro-Rata Bonus Under Annual Incentive Plan or Guaranteed Bonus ($)(3)	Benefits Continuation ($)(4)	Equity Acceleration ($)(5)	Total ($)
Michael J. Covey	$357,510	$500,500	$7,285	—	$865,295
Eric J. Cremers	$205,650	$205,700	$6,060	—	$417,410
William R. DeReu	$100,020	$ 80,000	$5,704	—	$185,724
Brent L. Stinnett	$152,520	$137,300	$5,657	—	$295,477
Thomas J. Temple	$131,940	$118,700	$6,155	—	$256,795

(1) Based on a termination of employment on December 31, 2009. Does not include termination as a result of death or disability. All equity awards have been calculated using the company's $31.88 closing stock price on December 31, 2009.

(2) The executive officers receive severance benefits pursuant to the Severance Program (six to twelve months of salary continuation).

(3) Annual incentive bonuses for named executive officers under our annual incentive plan are paid after review by and approval of the Compensation Committee in February following the fiscal year for which such bonuses are earned. Under the terms of our annual incentive plan, participants must be employed at the time of payment of any bonus awards. Consequently, a termination of employment (for reasons other than death, disability or retirement) of a named executive officer on December 31, 2009, generally would result in no bonus payment being made to such officer. However, if the termination of employment entitles the executive to benefits under the Severance Program, the executive may receive a pro rata bonus payment for the year of termination.

(4) The executive officers receive benefit continuation pursuant to the Severance Program (six to twelve months of benefit continuation).

(5) Excludes the 2007-2009 performance share award, which is earned as of December 31, 2009 (the end of the performance period).

Under the Severance Program, benefits are payable to each of our executive officers when his or her employment terminates in the following circumstances:

- involuntary termination of the employee's employment for any reason other than death, disability or misconduct;
- the company employing the employee ceases to be a participating company in the Severance Program due to a sale to a third party or a spin-off of the company, in a transaction that is also a change in ownership or effective control of Potlatch Corporation or a change in ownership of a substantial portion

of Potlatch Corporation's assets (but no benefits are payable if the employee continues employment with or is offered the same or better employment terms by the purchaser or spun-off company, and the purchaser or spun-off company maintains a severance plan that is equivalent in all material respects to the Severance Program);

- election by the employee to terminate employment upon being required to relocate his or her principal place of business to a place that is 50 miles or more further from the employee's primary residence than the prior principal place of business; or
- separation from service by the employee within 24 months of
  - a material reduction in his or her authority or responsibility,
  - any reduction in his or her base salary, standard bonus opportunity, or long-term incentive opportunity, or
  - a 15% or greater reduction in his or her aggregate benefits as compared to all other similarly situated employees unless the reduction applies to all similarly situated employees.

No severance benefits are payable in connection with an employee's termination generally if (1) the employee separates from service on or after his or her normal retirement date, (2) during the two-year period immediately before retirement the employee is an eligible employee under the Severance Program, and (3) the employee is entitled to benefits under the Retirement Plan, the 401(k) Plan (excluding benefits representing employee contributions) and the Supplemental Plan which, when converted into a straight life annuity, equal at least $44,000 in the aggregate.

Upon the occurrence of any of the events described above, the following severance benefits are payable to the applicable executive officer:

- Cash Severance Payment. A cash payment equal to three weeks of the employee's base compensation for each full year of service. The minimum cash benefit is six months of base compensation and the maximum is one year.
- Eligibility for Prorated Bonus. Continued eligibility for an annual incentive award for the fiscal year of termination, determined under the terms and conditions of the annual incentive award plan and prorated for the number of months during the fiscal year in which the employee was employed.
- Unused and Accrued Vacation. The employee's unused and accrued vacation.
- Benefits Continuation. Continued medical, dental and basic life insurance coverage for a period of weeks equal to three weeks for each full year of service. The minimum period for continued insurance coverage is six months and the maximum is one year.

Termination in Connection with a Change of Control. The following table sets forth the severance benefits payable to each of our named executive officers under the Severance Program upon a termination of employment in connection with a change of control. The following table assumes the termination of employment and a change of control each occurred on December 31, 2009, and uses the $31.88 closing price per share of our common stock as of December 31, 2009, for purposes of valuing the equity component of severance benefits.

Name	Cash Severance Payment ($)(1)	Pro-Rata Bonus Under Annual Incentive Plan or Guaranteed Bonus ($)(2)	Equity Acceleration ($)(3)	Benefit Continuation ($)	Enhancement of Retirement Benefits ($)(4)	Gross-Up Payment, if applicable ($)(5)	Total ($)
Michael J. Covey	$3,646,560	$500,500	$1,354,741	$43,710	$2,564,101	$2,574,968	$10,684,580
Eric J. Cremers	$1,542,500	$205,700	$ 652,639	$30,300	$ 82,592	$ 626,454	$ 3,140,185
William R. DeReu	$ 700,100	$ 80,000	$ 293,961	$28,518	$ 52,713	$ 0	$ 1,155,292
Brent L. Stinnett	$1,105,850	$137,300	$ 292,297	$28,285	$ 0	$ 0	$ 1,563,732
Thomas J. Temple	$ 956,450	$118,700	$ 223,949	$30,773	$ 41,462	$ 393,787	$ 1,765,121

(1) Mr. Covey would receive a severance benefit equal to three times the sum of his base salary and target bonus. The other executive officers would receive severance benefits equal to 2.5 times the sum of their respective annual base salaries and target bonuses.

(2) All executive officers would be entitled to a payment of the pro-rata portion of their annual bonus, based on the company's actual performance. Accordingly, we have included the full target bonus amount for 2009, as the amounts in the table assume that termination of employment occurred on the last day of the year.

(3) The Equity Acceleration column is comprised of the deemed value realized (i) upon acceleration of unearned performance share awards, which only require a "single trigger," or change of control, to occur for settlement to be due on a prorated basis at the target level, and (ii) upon acceleration of RSUs, which require a "double trigger," or a change of control coupled with an involuntary loss of employment within one month prior to two years after the change of control, for settlement to be due. Restrictions on the RSU awards would fully and immediately lapse. All executives would receive a pro-rata number of performance shares based on their service during the 36-month performance periods and the target number of shares awarded. Amounts in the table exclude the 2007-2009 performance share awards, as these awards are earned as of December 31, 2009 (the end of the performance period).

(4) This amount reflects the immediate vesting of the unvested portion of the executives' Defined Benefit and Defined Contribution Plan Accounts.

(5) This amount represents the excise tax gross-up that would be paid by the company if the executives' parachute payments exceed their safe harbor.

Under the Severance Program, benefits are payable to each of our executive officers upon a change of control. In general, a change of control is one or more of the following events: (1) any person acquires more than 30% of Potlatch common stock; (2) certain changes are made to the composition of our Board; (3) certain transactions occur that result in Potlatch stockholders owning 50% or less of the surviving corporation's stock; or (4) a sale of all or substantially all of the assets of the company or approval by our stockholders of a complete liquidation or dissolution of the company.

Upon a change of control, the performance period for outstanding performance share awards will be deemed concluded on the effective date of the change of control. As of that date, target awards will be deemed payable and dividend equivalents will be calculated on the target award, in each case prorated to the date of the change of control.

In addition, other benefits are payable to our executive officers if, within two years following a change of control, one of the following events occurs:

- involuntary termination of the employee's employment for any reason other than death, disability or misconduct;
- the company employing the employee ceases to be a participating company in the Severance Program due to a sale to a third party or a spin-off of the company, in a transaction that is also a change in ownership or effective control of Potlatch Corporation or a change in ownership of a substantial portion of Potlatch Corporation's assets (but no benefits are payable if the employee continues employment with or is offered the same or better employment terms by the purchaser or spun-off company, and the purchaser or spun-off company maintains a severance plan that is equivalent in all material respects to the Severance Program);
- election by the employee to terminate employment upon being required to relocate his or her principal place of business to a place that is 50 miles or more further from the employee's primary residence than the prior principal place of business; or
- separation from service by the employee within 24 months of
  - a material reduction in his or her authority or responsibility,
  - any reduction in his or her base salary, standard bonus opportunity or long-term incentive opportunity, or

- a 15% or greater reduction in his or her aggregate benefits as compared to all other similarly situated employees unless the reduction applies to all similarly situated employees.

Upon the occurrence of any of the events described above within two years following a change of control, the following severance benefits are payable to our executive officers:

- Cash Severance Payment. A cash benefit equal to the employee's base compensation plus his or her base compensation multiplied by his or her standard bonus percentage, determined as of the date of the change of control or the effective date the employee separates from service, whichever produces the larger amount, multiplied by 3 with respect to our CEO, and 2.5 with respect to all other eligible employees, all of whom are officers. The cash benefit is subject to a downward adjustment if the employee separates from service within thirty months of his or her normal retirement date and additional service credit for the severance period is added to the pension benefit calculation;
- Prorated Bonus. A cash bonus under our annual incentive plan for the fiscal year of termination, determined based on the employee's target or standard bonus and prorated for the number of months during the fiscal year in which the employee was employed;
- Benefits Continuation. COBRA premium payments during the number of years equal to the factor described above for continued medical, dental and basic life insurance coverage;
- Enhancement of Retirement Benefits.
    - A lump sum cash benefit equal to the value of that portion of the employee's "company matching account" in the 401(k) Plan attributable to "company contributions" which is unvested and the unvested portion, if any, of the employee's "401(k) plan supplemental benefit" account under the Supplemental Plan;
    - A lump sum cash benefit equal to the present value of the employee's "normal retirement benefit" and "retirement plan supplemental benefit" determined under the Retirement Plan and the Supplemental Plan, respectively, if the employee is not entitled to a vested benefit under the Retirement Plan at the time he or she separates from service;
- Vacation Pay Enhancement. The employee's unused and accrued vacation notwithstanding whether any minimum service requirement has been met under our vacation policy; and
- Gross-Up Payment; If Applicable. A tax gross-up payment if the employee is subject to an excise tax on his or her change of control benefits. If the change of control benefits are less than $50,000 over the employee's safe harbor limit, $100,000 in the case of the CEO, then his or her benefits will be reduced to the safe harbor limit to avoid the imposition of the excise tax.

Other Potential Payments Upon Termination

The following table summarizes the value as of December 31, 2009, of the performance shares that our named executive officers would be entitled to receive at the end of the applicable performance periods, the number and value of RSUs for which vesting would have been accelerated and annual incentive plan awards, assuming the respective officer's employment terminated on December 31, 2009, in connection with death, disability or retirement:

Name	Prorated Number of Shares Issued at End of Performance Period (#)(1)(2)	Value at December 31, 2009 ($)(3)	Accelerated RSUs (#)(2)(4)	Value at December 31, 2009 ($)(3)	Pro-Rata Bonus Under Annual Incentive Plan ($)(2)	Total ($)
Michael J. Covey	55,339	$1,764,207	0	$ 0	$500,500	$2,264,707
Eric J. Cremers	12,032	$ 383,591	7,442	$237,252	$205,700	$ 826,543
William R. DeReu	5,322	$ 169,676	1,797	$ 57,095	$ 80,000	$ 306,771
Brent L. Stinnett	7,010	$ 223,489	7,010	$ 50,153	$137,300	$ 410,942
Thomas J. Temple	3,542	$ 112,908	1,270	$ 40,501	$118,700	$ 272,109

(1) The prorated number of shares shown in this column is based on target performance share awards for those awards granted for the 2008-2010 and 2009-2011 performance periods. Depending on our actual performance during the applicable performance periods, the prorated number of shares issued could be 0% to 200% of the amounts shown in this column.

(2) Messrs. Covey, Cremers, DeReu and Temple were not eligible for retirement under the Retirement Plan as of December 31, 2009. As a result, the amounts shown for those named executive officers in this column reflect amounts they would be entitled to receive, based on actual bonus payments for 2009, in connection only with death or disability.

(3) The amounts shown in this column were calculated using the $31.88 closing price for our stock on December 31, 2009, plus dividend equivalents through December 31, 2009.

(4) The number of RSUs shown in this column reflects the accelerated vesting of RSUs that would vest at the next applicable vesting date. Such accelerated vesting would occur under the terms of our RSU award grant. RSUs that vested during 2009 pursuant to the regular vesting schedule for such RSU awards are reflected in the Option Exercises and Stock Vested Table above.

Additional Termination or Change of Control Payment Provisions

Annual Incentive Plan. As noted in the discussion of the Executive Severance Program, in the event of a change of control, each participant under our annual incentive plan, including the named executive officers, is guaranteed payment of his or her pro-rated "standard bonus" for the year in which the change of control occurs provided certain other events occur in connection with the participant. With respect to any award earned for the year prior to the year in which the change of control occurs, the participant is guaranteed payment of his or her award based on the performance results for the applicable year. The definition of "change of control" for purposes of our annual incentive plan is substantially similar to the definition of "change of control" described above with respect to the Severance Program, and like certain other benefits under the Severance Program requires a double trigger. Additionally, under our annual incentive plan, upon the death or disability of a participant, the participant or his or her beneficiary or estate, is entitled to a pro-rata portion of the target annual bonus.

Benefits Protection Trust Agreement. We have entered into a Benefits Protection Trust Agreement, or Trust, which provides that in the event of a change of control the Trust will become irrevocable and within 30 days of the change of control we will deposit with the trustee enough assets to ensure that the total assets held by the Trust are sufficient to cover any anticipated trust expenses and to guarantee payment of the benefits payable to our employees under the Supplemental Plan; the Management Performance Award Plan and Management Performance Award Plan II (predecessor plans to our current annual incentive plan); the Annual Incentive Plan (our current annual incentive plan); the Severance Program; the Management Deferred Compensation Plan; the Deferred Compensation Plan for Directors; the Deferred Compensation Plan for Directors II; the Directors' Retirement Plan; the Salaried Severance Plan; Mr. Covey's letter agreement; certain nonforfeitable benefits provided to Mr. Stinnett; and certain agreements between us and certain of our former employees. At least annually after the initial funding of the Trust, an actuary will be retained to re-determine the benefit commitments and expected fees. If the Trust assets do not equal or exceed 110% of the re-determined amount, then we are, or our successor is, obligated to deposit additional assets into the Trust.

2005 Stock Incentive Plan. With respect to performance shares granted under the 2005 Stock Incentive Plan, the "performance period" will be deemed concluded on the effective date of a change of control. As of that date, target awards will be deemed payable and dividend equivalents will be calculated on the target award, in each case prorated to the date of the change of control. The definition of "change of control" for purposes of the 2005 Stock Incentive Plan is substantially similar to the definition of "change of control" described above with respect to the Severance Program.

In addition to those termination situations addressed under our Severance Program, with respect to performance shares granted under the 2005 Stock Incentive Plan, if the participant's employment terminates during the performance period because of retirement, disability or death, the participant, or his or her beneficiary, is entitled to a prorated number of the performance shares subject to the award. The prorated number of performance shares earned is determined at the end of the performance period based on the ratio of the number of completed calendar months the participant is employed during the performance period to the total number of months in the performance period. The prorated number of performance shares, plus dividend equivalents equal to the cash distributions that would have been paid on the shares earned had the recipient owned the shares during the three-year period, are paid at the end of the applicable performance period. With respect to RSUs, if the participant's employment terminates because of retirement, disability or death, and the vesting of the participant's RSUs is to occur in its entirety as of a single date, the participant, or his or her beneficiary, will be entitled to a pro rata portion of the RSUs. If the vesting is to occur ratably, such as 20%, 20% and 60% over a three-year period, the participant, or his or her beneficiary, will receive the already vested RSUs as well as the next tranche of RSUs scheduled to vest. Termination of a participant's employment (for reasons other than in connection with a change of control or upon death, disability or retirement) will result in the automatic termination of any unvested RSUs.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Our Nominating Committee reviews and makes recommendations to our Board concerning director compensation. Similar to our philosophy regarding executive compensation, our directors' compensation philosophy is to provide our directors a fair compensation package that is tied to the services they perform as well as to the performance of the company, with the objective of recruiting and retaining the best directors that we can.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Boh A. Dickey	$74,000	$65,000	$161	$139,161
William L. Driscoll	$53,000	$65,000	$161	$118,161
Ruth Ann M. Gillis	$62,500(4)	$65,000	$161	$127,661
Jerome C. Knoll	$60,500	$65,000	$161	$125,661
John S. Moody	$73,000	$65,000	$161	$138,161
Lawrence S. Peiros	$54,500	$65,000	$161	$119,661
Gregory L. Quesnel	$76,000	$65,000	$161	$141,161
Judith M. Runstad	$59,500	$65,000	$161	$124,661

(1) Represents annual retainer fee, as well as any amounts earned for service as Vice Chair or Committee Chair and meeting attendance fees.

(2) This column shows the aggregate grant date fair value, computed in accordance with FASB Topic 718, of stock units granted in 2009. In accordance with FASB Topic 718, the grant date fair value reported for all stock units was computed by multiplying the number of stock units by the closing price of our stock on the grant date. As of December 31, 2009, each non-employee director had accumulated 11,201 stock units in his or her account, with the exception of Mr. Driscoll, who had 12,401 stock units, and Mr. Moody, who had 8,789 units. The aggregate number for each director includes stock units that have been credited to the director over the years for service as a director and stock units credited as a result of reinvestment of dividend equivalents (including dividend equivalents credited in connection with spin-off of Clearwater Paper). As of December 31, 2009, directors held vested, unexercised stock options to purchase the following number of shares of our common stock: Mr. Dickey-12,924; Ms. Gillis-1,680; Mr. Peiros-8,616; Mr. Quesnel-21,540; and Ms. Runstad-2,154.

(3) Consists of premiums paid for accidental death & dismemberment insurance.

(4) The amounts shown reflect fees deferred in 2009 pursuant to our Deferred Compensation Plan for Directors II. In connection with these deferrals, we credited 2,876 stock units to Ms. Gillis' account for fees deferred in 2009. Such amounts were determined separately for each fee payment, which include meeting fees and quarterly pro-rata payments of the director's annual retainer fee, by dividing the fee amount due by the appropriate per share closing stock price pursuant to the plan. In addition to these common stock award units, Ms. Gillis had an aggregate of 1,669 common stock units in her deferred compensation account as of December 31, 2009. The foregoing common stock unit amounts reflect dividend equivalents.

During 2009, one of our directors, Mike Covey, was also an employee of the company. As a result, Mr. Covey, President and CEO, did not receive compensation for his services as a director during 2009. The compensation received by Mr. Covey as a named executive officer of the company is shown in the *Summary Compensation Table*.

Retainer and Fees. During 2009, our outside directors were paid cash compensation at the following rates:

Annual retainer fee	$35,000
Supplemental annual retainer fee (Lead Director only)	$20,000
Annual retainer fee for Chair of the Audit Committee	$15,000
Annual retainer fee for Chair of each other committee	$ 5,000
Attendance fee for each Board meeting	$ 1,500
Attendance fee for each committee meeting	$ 1,500

During 2009, we paid directors, or deferred on their behalf, an aggregate total of $513,000 in fees. Directors may defer receiving all or any portion of their fees under the terms of our Deferred Compensation Plan for Directors II, or Directors Plan. When a director elects to defer fees, he or she elects to have those fees converted into common stock units or, if not converted, then credited with annual interest at 120% of the long-term applicable federal rate, with quarterly compounding. The common stock units are credited with amounts in common stock units equal in value to the distributions that are paid on the same amount of common stock. During 2009, we also reimbursed directors for their reasonable out-of-pocket expenses for attending Board and committee meetings and educational seminars and conferences in accordance with our Director Education Program.

Long-Term Incentive Awards. In December 2009, each of the outside directors was granted an award, consisting of a credit to an account established on behalf of each outside director under the Directors Plan in the amount of $65,000, for an aggregate amount of $520,000. Under the terms of the award, 2,054 common stock units were credited to each director's account based on the price of the common stock on the date of the grant. These common stock units are then credited with amounts in common stock units equal in value to the distributions that are paid on the same amount of common stock. Upon separation from service as a director, the common stock units held by the director in his or her deferred account will be converted to cash based upon the then market price of the common stock and will be paid to the director.

Other Benefits. We provide coverage for directors under our Director and Officer Liability Insurance Policy and Accidental Death and Dismemberment Insurance Policy. Directors may, at their own expense, purchase coverage for their spouses under the Accidental Death and Dismemberment Insurance Policy. Directors are eligible to participate in our Matching Gifts to Education Program, which matches contributions of up to $1,500 per year to eligible educational institutions. We made no donations on behalf of any of our directors to organizations with which any director was affiliated as an executive officer or director in excess of the amounts matched by us under this program.

Stock Ownership Guidelines. In order to promote and increase equity ownership by our directors and to further align their interests with those of our stockholders, the Board has adopted stock ownership guidelines that require each outside director to own beneficially at least 3,750 shares, including common stock units granted under the Directors Plan, by the later of January 1, 2009, or the fifth anniversary of his or her election as a director. As of January 1, 2010, all outside directors met the guidelines on an incremental basis.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of four outside (non-employee) directors, all of whom meet the New York Stock Exchange listing standards for audit committee independence. The Audit Committee is an "audit committee" for purposes of Section 3(a)(58) of the Securities Exchange Act of 1934. The Committee's charter is reviewed periodically by the Audit Committee, which recommends appropriate changes to the Board of Directors.

The Committee is responsible for providing oversight on matters relating to Potlatch's accounting, financial reporting, internal controls, auditing, legal and regulatory compliance and risk management. In performing its functions, the Committee acts only in an oversight capacity and necessarily relies on the work and assurances of management, which has the primary responsibility for financial statements and reports, and the reports of the independent registered public accounting firm, who, in its reports, expresses an opinion on the conformity of the company's annual financial statements to generally accepted accounting principles in the United States and an opinion on the effectiveness of internal control over financial reporting. During fiscal year 2009, the Committee met nine times.

In connection with the audit process, the Committee has received from our independent registered public accounting firm, KPMG LLP, or KPMG, the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding KPMG's communications with the audit committee concerning independence, and has discussed with KPMG its independence. The Committee also discussed the quality and adequacy of Potlatch's internal controls with management, the Internal Audit Director and the independent registered public accounting firm. The Committee reviewed with KPMG and the Internal Audit Director their respective audit plans, audit scope and identification of audit risks, and reviewed and discussed the results of the internal audit examinations with the Internal Audit Director.

The Committee reviewed and discussed the audited consolidated financial statements for the fiscal year ended December 31, 2009, with management and with KPMG outside the presence of management. The Committee also discussed with KPMG the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

Based on these reviews and discussions with management, KPMG and the Internal Audit Director, the Committee recommended to the Board that the company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the Securities and Exchange Commission.

The Audit Committee Members

Boh A. Dickey, Chair
Ruth Ann M. Gillis
Jerome C. Knoll
Gregory L. Quesnel

Fees Paid to Independent Registered Public Accounting Firm in 2009 and 2008

The Audit Committee has considered and determined that the services provided by KPMG in fiscal year 2009 are compatible with the auditor independence requirements. The following table shows fees for professional services rendered by KPMG for audit services for the years ended December 31, 2009 and 2008, and fees billed for other services rendered by KPMG during each of these years.

	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees	All Other Fees
2009	$ 739,834	$ 40,000	—	—
2008	$2,493,977	$624,905	—	—

(1) Audit fees represent fees for the audit of our annual financial statements, the audit of internal control over financial reporting and reviews of the quarterly financial statements. The 2009 fees also include a comfort letter issued in connection with our senior note offering that was completed in 2009. The 2008 fees also include amounts for audit services in connection with the separate audit of Clearwater Paper in connection with its spin-off.

(2) Audit-related fees represent fees for the audit of our defined benefit plans and the audit of the Annual Reports on Form 11-K. The 2008 audit related fees also include the audits of subsidiary businesses.

All audit services and audit-related services for fiscal year 2009 were pre-approved by our Audit Committee. The Audit Committee Policy for pre-approval of Independent Auditor Services and Fees provides for pre-approval of audit, audit-related, tax and other services specifically described by the Policy on an annual basis. A copy of the policy can be found on our public web site by going to *www.potlatchcorp.com*, and selecting "Investor Resources," then "Corporate Governance," and then "Audit Committee Pre-Approval Policy." Under the terms of the Policy, unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. In addition, any proposed services anticipated to exceed pre-approved cost levels must be separately approved. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services. The member or members to whom such authority has been delegated must report any pre-approval decisions to our Audit Committee at its next scheduled meeting.

GENERAL INFORMATION

Stockholder Proposals for 2011
The deadline for submitting a stockholder proposal for inclusion in the proxy materials for our 2011 Annual Meeting is December 3, 2010. Stockholder nominations for director and other proposals that are not to be included in such materials must be received by Potlatch between January 3, 2011 and February 2, 2011. A stockholder's notice relating to such a nomination or proposal must set forth the information required by our Bylaws. A copy of our Bylaws is available for downloading or printing by going to our public web site at *www.potlatchcorp.com*, and selecting "Investor Resources," and then "Corporate Governance."

Annual Report and Financial Statements
A copy of our 2009 Annual Report to Stockholders, which includes our financial statements for the year ended December 31, 2009, was mailed to stockholders of record along with this proxy statement.

Section 16(a) Beneficial Ownership Reporting Compliance
Under U.S. securities laws, directors, certain executive officers and any person holding more than 10% of our common stock must report their initial ownership of the common stock and any changes in that ownership to the SEC. The SEC has designated specific due dates for these reports and we must identify in this proxy statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and written representations of our directors and executive officers, we believe all persons subject to reporting filed the required reports on time in 2009, except that Mr. Temple's Form 3 was not timely filed.

Other Information
We will make available to a stockholder, free of charge, any of the following documents at the stockholder's request:

Filings with the Securities and Exchange Commission
- Annual Reports on Form 10-K
- Quarterly Reports on Form 10-Q
- Current Reports on Form 8-K
- Registration Statements
- Beneficial Ownership Reports for Directors and Executive Officers

Charter Documents
- Amended and Restated Bylaws
- Second Restated Certificate of Incorporation

Committee Charters
- Audit Committee Charter
- Executive Compensation and Personnel Policies Committee Charter
- Finance Committee Charter
- Nominating and Corporate Governance Committee Charter

Governance Documents
- Corporate Conduct and Ethics Code
- Corporate Governance Guidelines
- Audit Committee Policy for Pre-approval of Independent Auditor Services and Fees
- Officer Stock Ownership Guidelines
- Related Person Transactions Policy
- Audit Committee Policy for Hiring Employees or Former Employees of the Independent Auditor
- Audit Committee Independence and Financial Expert Policy
- Director Independence Policy
- Director Stock Ownership Guidelines

These documents are available for downloading or printing by going to our public web site at *www.potlatchcorp.com*, and selecting "Investor Resources," and then "Corporate Governance." You may also submit a request for printed copies by email to investorinfo@potlatchcorp.com or by mail to the following address:

Potlatch Corporation
Attn: Corporate Secretary
601 West First Ave., Suite 1600
Spokane, WA 99201

PROPOSAL 1 – ELECTION OF DIRECTORS

We recommend a vote FOR each nominee.

Our Board of Directors is divided into three classes serving staggered three-year terms. Each of the nominees listed below has been nominated by our Board of Directors at the recommendation of our Nominating and Corporate Governance Committee in accordance with the Committee's Director Nomination Policy.

The individuals named as proxies on the enclosed proxy card will vote **FOR** the election of all nominees unless you direct them to withhold your votes. Each of the nominees is now a member of the Board. If any nominee becomes unable to serve as a director before the meeting (or decides not to serve), the individuals named as proxies may vote for a substitute nominee proposed by the Board or we may reduce the number of members of the Board. We recommend a vote **FOR** each nominee listed below.

Nominees for Election at This Meeting for a Term Expiring in 2013

Michael J. Covey
Age 52, a director since February 2006.

Ruth Ann M. Gillis
Age 55, a director since November 2003.

Gregory L. Quesnel
Age 61, a director since September 2000.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to elect each of the nominees for director listed in Proposal 1.

PROPOSAL 2 – RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT AUDITORS FOR 2010

We recommend a vote FOR this proposal.

KPMG LLP, a registered public accounting firm, currently serves as our independent registered public accounting firm and has conducted the audit of our consolidated financial statements and internal control over financial reporting for fiscal year 2009. A summary of the fees paid by us to KPMG in connection with its audits for 2009 and 2008 can be found in the section titled, *"Fees Paid to Independent Registered Public Accounting Firm in 2009 and 2008"* in this proxy statement.

Based upon its review of KPMG's qualifications, independence and performance, the Audit Committee of the Board of Directors has appointed KPMG to serve as our independent registered public accounting firm for 2010.

The appointment of our independent registered public accounting firm is not required to be submitted for ratification by the stockholders. The listing standards of the New York Stock Exchange provide that the Audit Committee is solely responsible for the appointment, compensation, evaluation and oversight of our independent registered public accounting firm. However, as a matter of good corporate governance, the Audit Committee is submitting its appointment of KPMG as independent registered public accounting firm for 2010 for ratification by the stockholders.

If the stockholders fail to ratify the appointment of KPMG, the Audit Committee may reconsider whether to retain KPMG, and may continue to retain that firm or appoint another firm without resubmitting the matter to the stockholders. Even if the stockholders ratify the appointment of KPMG, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm if it determines that such a change would be in the best interests of our company and our stockholders.

The affirmative vote of a majority of the common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of KPMG LLP as our independent auditors for 2010.

Representatives of KPMG are expected to attend the Annual Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

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